
KIRIN
The legendary KIRIN is a symbol of
Open up KIRIN today,
and you'll see what it is all about



KIRIN

PROFILE

Kirin Brewery Company, Limited (Kirin), established in 1907, was one of Japan's earliest beer brewers. In more recent years Kirin has expanded beyond its traditional domestic beer operations to develop a strong portfolio of businesses in overseas alcohol beverages, soft drinks, pharmaceuticals and other areas. Kirin sells more than 35% of all beer, happo-shu and new genre products consumed in Japan, and the Company's *Tanrei*, *Nodogoshi* and *Hyoketsu* product ranges dominate the respective growth categories of happo-shu, new genre, and chu-hi ready-to-drink cocktails. idst fierce competition Kirin continues to lead the market with profitable new nds that excite consumers and profoundly influence the market.

Kirin has steadily grown its business platform to become the No. 1 beer business ughout Asia and Oceania, working independently and with partners such as Lion an and San Miguel to emerge as the leading alcohol beverage and soft drinks pany in the world's fastest growing markets.

Kirin's pharmaceuticals business is focused on the application of gene techniques ephrology, cancer and allergies, and the Company is continuing to invest actively the development of human antibody medicines.

Kirin's financial position is characterized by a sound balance sheet and stable cash flow. In 2005 the Company achieved record-high consolidated operating income for the third consecutive year.



KIRIN'S ORIGINAL BREW
DRAFT
KIRIN BEER
KIRIN



GOOD VALUE AND QUALITY
淡麗
GREEN LABEL
ORIGINAL BREW
麒麟
淡麗〈生〉

POWERFUL GROUP BUSINESS PORTFOLIO

Our three consecutive years of record profits reflect the ability of overall Group performance to smooth out economic and business investment cycles in particular segments.

INVESTING IN GROWTH

Kirin has consistently invested for growth, commercializing next-generation products through a business and R&D structure that is closely attuned to the market.

TAKING THE INITIATIVE IN JAPAN

Kirin now dominates every major growth category in Japan, and has enjoyed a resurgence in its core domestic alcohol beverages business. Our brand building approach is capturing the market's imagination with a palpable sense of energy.

LEADING IN ASIA

Kirin is the No. 1 international beer business in Asia and Oceania. No other beverage group can match our comprehensive strategy, brand footprint, or strategic partnerships with leading local companies.

Business Plans Since 1998—Evolution of the Kirin Group



NK 21
KG 21 Action Plan
2004–2006 Plan
Sales
Operating Income
Ordinary Income
Net Income
140
120
100
80
60
40
20
0
Income (billions of yen)
1,700
1,600
1,500
1,400
1,300
1,200
1,100
1,000
Sales (billions of yen)
97
98
99
00
01
02
03
04
05
06
(Forecast)

Modernizing Kirin for profit and growth

Since 1998 Kirin's business plans have addressed every aspect of the Group's organization. The result has been consistent top-line and bottom-line performance, the creation of strong new business pillars, and higher shareholder value.

Strategic highlights include:

1998–2000:

Investing for growth from a strong domestic base

Entered happo-shu category. Reorganized domestic manufacturing plants. Invested in Lion Nathan. Began acquiring treasury stock.

2001–2003:

The comprehensive alcohol beverages group

Invested in San Miguel. Entered and revolutionized the chu-hi category. Reformed cost structure.

2004–2006:

Becoming Asia's leading drinks company

Extending our lead in domestic growth categories. Building a strong international beer business throughout Asia and Oceania. Further developing pharmaceuticals and other businesses internationally.

"Kirin's growth and record performance stems from our powerful Group business portfolio, renewed strength in domestic alcohol, and leading position in Asia and Oceania."

KIRIN BREWERY COMPANY, LIMITED

2005 ANNUAL REPORT

Year ended December 31, 2005


KIRIN'S ORIGINAL BREW
DRAFT BEER
KIRIN BEER
一番搾り

ALCOHOL BEVERAGES

Kirin is first and foremost a brewer of fine beer, and the strength of the Kirin beer brand continues to underpin Kirin's growth in Japan and abroad. Consumer preferences in Japan have diversified dramatically over the past 10 years (see page 15), and Kirin is the outright leader in each of the growth categories that have emerged from this trend. More than 20% of Kirin's consolidated operating income is derived from overseas alcohol beverage operations.


KIRIN CHU-HI
LEMON
氷結
のどごし生
麒麟
淡麗〈生〉
KIRIN BEER
Pure Blue

(L to R) Kirin Chu-hi Hyoketsu, Kirin Nodogoshi Nama, Tanrei Nama, Ichiban Shibori Muroka, Kirin Mugi Shochu Pure Blue

Japan's Leading Comprehensive Alcohol Group

Kirin has built on its strong domestic beer business foundation to develop dynamic new businesses. This balanced portfolio of Group companies again produced record consolidated operating income in 2005.

Kirin Ichiban Shibori

SOFT DRINKS

Soft drinks is one of the few consumer goods areas showing steady growth, averaging around 2.0% annually over the past six years. Kirin Beverage, the Group's core soft drinks business, has averaged around 6% annual growth over the same period. Soft drinks now account for 23% of Group sales, supported by strong product development and marketing and a strategic focus on core brands that has kept Kirin's growth ahead of the market.


FIRE
午後の紅茶
KIRIN
NUDA
Volvic
アルカリイオンの水

(L to R) Kirin Fire Blend of Fire, Kirin Gogono-Kocha, Kirin Nama-cha, Kirin Nuda, Volvic, Kirin Alkali-Ion-no-Mizu

PHARMACEUTICALS

Globally successful products resulting from successful R&D have supported the growing strength of pharmaceuticals as Kirin's third business pillar. With next-generation products currently in clinical trials, promising progress being achieved in human antibodies and dendritic cell (DC) therapeutic vaccines, and new business development underway throughout Asia, the stage is set for further growth.


ESPO


GRAN

2005 operating income breakdown by business segment


ALCOHOL
¥75.6 billion
68%
Record consolidated operating income of
¥111.7 billion
PHARMA.
¥14.2 billion
13%
SOFT DRINKS
OTHER
¥2.6 billion
2%

OTHER BUSINESSES

The main businesses included in this category are agribio, nutrient food and food. Research and commercialization conducted in these areas has contributed to important product developments in other parts of Kirin Group, and further growth is being pursued in businesses that show potential for sustained profitability.


Lieta
Lieta health product (left), and Cynthia potatoes

CONTENTS



KIRIN: THE NO. 1 INTERNATIONAL BEER BUSINESS IN ASIA AND OCEANIA

Kirin is pursuing growth outside Japan with the aim of building a strong, profitable overseas business foundation as the No. 1 beer company in Asia and Oceania, along with substantial businesses in soft drinks and pharmaceuticals.

In 2005, Kirin lifted the pace of its international expansion in the region, with a range of initiatives to strengthen its business platform and accelerate growth. In June, Kirin leveraged its Group resources to launch *Kirin Chu-hi Hyoketsu* in Shanghai, as the first step in a strategy to create the world's No. 1 RTD beverage. Sales and marketing was handled by a Kirin Beverage subsidiary, Shanghai Jin Jiang Kirin Beverage & Food Co., which is a joint venture with Jin Jiang Group.


Dalian Daxue Brewery Co., Ltd.
SD
Ph
CHINA
Kirin head office
JAPAN
Kirin (China) Investment Co., Ltd.
SD Ph
Ph
Kirin Brewery (Zhuhai) Co., Ltd.
Ph
VIETNAM
San Miguel head office
SD Ph
PHILIPPINES
THAILAND
Ph
INDONESIA
AUSTRALIA
Lion Nathan head office
NEW ZEALAND

Alcohol Beverages

In China, Kirin is focusing on three main areas—the Yangtze River Delta, the Pearl River Delta and Northeast China—through Kirin (China) Investment Co., Ltd., the holding company overseeing operations with the aim of accelerating business development throughout China. In 2005, Zhuhai Kirin Brewery became a wholly owned subsidiary of the Group, and a new plant with double the current capacity is planned for 2007.

San Miguel is the largest beer producer in the Philippines, and the No. 1 food and beverage conglomerate in Southeast Asia. In 2005 Kirin strengthened links with San Miguel, increasing its shareholding from 15% to 20%. The San Miguel group of companies is a key partner in Kirin's growth strategy in Southeast Asia.

Lion Nathan, Australasia's leading brewer, operates in a stable, profitable beer market. The company is approximately 46% owned by Kirin, and contributes significantly to Kirin's consolidated results.

Soft Drinks

In China, Shanghai Jin Jiang Kirin Beverage & Food Co. runs the most successful foreign beverage operation in the Shanghai area. Kirin is targeting Guangzhou, Beijing and other parts of Asia, such as Thailand, as regions for expansion.

Pharmaceuticals

The market for pharmaceuticals in Asia has high potential. Kirin has been operating its pharmaceuticals business in China, Taiwan and Korea since the early 1990s, and from 2006 will launch products in ASEAN nations including Thailand, Singapore, Malaysia, the Philippines, Indonesia and Vietnam.

Locations:
- **Kirin Breweries**
- **Kirin Soft Drinks**
- **Kirin Pharmaceuticals**
- **San Miguel** *(approximately 20% ownership)*
- **Lion Nathan** *(approximately 46% ownership)*

FINANCIAL HIGHLIGHTS

KIRIN BREWERY COMPANY, LIMITED AND CONSOLIDATED SUBSIDIARIES
Years ended December 31, 2005 and 2004

	Millions of yen		Percentage Change	Thousands of U.S. dollars
	2005	2004	2005/2004	2005
For the year:				
Sales	¥ 1,632,249	¥ 1,654,886	(1.4)%	$ 13,824,419
Less Liquor Taxes	397,527	430,957	(7.8)	3,366,878
Net Sales	1,234,721	1,223,929	0.9	10,457,540
Alcohol beverages	621,819	622,333	(0.1)	5,266,535
Soft drinks	380,177	372,392	2.1	3,219,935
Pharmaceuticals	67,605	62,702	7.8	572,587
Others	165,118	166,500	(0.8)	1,398,482
Operating income	111,708	109,392	2.1	946,124
Net income	51,263	49,099	4.4	434,176
At year end:				
Total assets	¥ 1,937,866	¥ 1,823,790	6.3	$ 16,412,862
Total shareholders' equity	972,601	858,615	13.3	8,237,497
Shareholder's equity per share *(yen/U.S. dollars)*	1,016.74	888.65	14.4	8.61
	Yen			U.S. dollars
Net income per share:				
Primary	¥ 53.23	¥ 50.58	5.2%	$ 0.45
Cash dividends per share applicable to the year	14.50	13.50	—	0.12
Value indicators				
Operating income/sales *(%)*	6.8	6.6		
Operating income/net sales *(%)*	9.0	8.9		
Return on equity *(%)*	5.6	5.9		
Return on assets *(%)*	2.7	2.7		
Price/earnings ratio *(times)*	25.8	20.0		
Price/book value *(times)*	1.4	1.1		

Notes: *1. The U.S. dollar amounts in this report are included solely for the convenience of readers, converted at the rate of ¥118.07 = US$1, the rate prevailing on December 31, 2005.*
2. Yen and U.S. dollar amounts are truncated.

Net Sales


1,500
1,250
1,000
750
500
250
0
Billions of yen
1,100.6
1,137.3
1,165.7
1,223.9
1,234.7
01
02
03
04
05

Operating Income


120
100
80
60
40
20
0
Billions of yen
75.0
89.7
101.5
109.3
111.7
01
02
03
04
05

Net Income


60
50
40
30
20
10
0
Billions of yen
23.1
32.5
32.3
49.0
51.2
01
02
03
04
05

ROE & ROA


6
5
4
3
2
1
0
Percent
ROE
ROA
01
02
03
04
05

FORWARD-LOOKING STATEMENTS

Statements in this report that are not historical fact are forward-looking statements based on the current beliefs, estimates, and expectations of management. Various risks and uncertainties could cause results to differ materially from these projections. These risks and uncertainties include exchange rates, changes in domestic or overseas economic conditions, changes in consumer behavior or competitor activity, and changes in laws, regulations or policies in any of the countries where Kirin conducts operations. Kirin adopts measures to control these and other types of risks, but does not guarantee that such measures will be effective.

MESSAGE TO SHAREHOLDERS

Record operating income in 2005. New vision for 2015 targets quantum leap in growth.

AN OUTSTANDING YEAR FOR KIRIN GROUP

Fiscal 2005 was an outstanding year for Kirin Group. We generated volume growth in our core domestic alcohol operations, unleashed a smash hit new product in *Nodogoshi*, and again demonstrated the power of our balanced portfolio of Group businesses with another year of record consolidated operating income.

During the year we took a number of significant steps to increase collaboration throughout the Group, and also strengthened and expanded alliances with key business partners in Japan and overseas. An important management focus during 2005 was preparing Kirin Group Vision 2015, a conceptual blueprint for Kirin's future that we announced on May 11, 2006. Vision 2015—outlined later in this report—expresses our confidence in Kirin's considerable untapped potential, and outlines some major initiatives for 2006 onward that will kick-start our drive for a quantum leap in growth.

ECONOMIC RECOVERY LIFTED CONSUMER SENTIMENT

The Japanese economy showed further clear signs of recovery in 2005, with strong corporate earnings, higher levels of capital expenditure and a near 40% rise in the Nikkei 225 index for the year. Consumer sentiment picked up notably, with private sector demand beginning to rise and predictions of an imminent end to Japan's deflationary era becoming widespread.

SUCCESSFUL YEAR FOR ALCOHOL BEVERAGES BUSINESS

Selling alcohol beverages in Japan is still by far the most important business undertaken by Kirin, and our success in 2005 was based on industry-leading performance in this area. Although the overall domestic market for beer + happo-shu + new genre products decreased 3%, we bucked the trend with sales volume growth of 0.3%—our first such growth in seven years. The biggest influence on the beer segment was the continued rapid growth of new genre products, which in 2005 accounted for around 16% of the combined beer + happo-shu + new genre market. Our stated policy is to lead the market in growth sectors—as we have already done with happo-shu and chu-hi—and in 2005 we shot straight to the top of the new genre market with the April launch of *Nodogoshi*. Details of our achievements are outlined on pages 10–15 of this report.

In our domestic soft drink operations we faced particularly fierce competition in green tea and canned coffee, and although we managed to defend and even increase sales volumes, profitability was affected by higher marketing costs. Our pharmaceuticals business contributed strongly to Group performance, and we achieved steady business development in the Australian alcohol beverages market through Lion Nathan.

Kirin Group's consolidated sales for the year declined slightly, from ¥1,654.8 billion to ¥1,632.2 billion, primarily because of the increased proportion of lower-priced new genre sales in our domestic beer business. However, profit increased at all levels, with operating income









Koichiro Aramaki, Chairman & CEO (left), and Kazuyasu Kato, President & COO

growing 2.1% year on year to reach ¥111.7 billion, our third consecutive record year. Ordinary income also attained a new high of ¥114.8 billion, up from ¥106.5 billion, while net income rose to ¥51.2 billion, from ¥49.0 billion last year. At the same time we made steady progress toward achieving the targets in Kirin's medium-term business plan for 2004–2006, with a ratio of consolidated operating income to sales for 2005 of 6.8% (medium-term plan target: 7.0%), and ROE of 5.7% (medium-term plan target: 6.0%).

STRONGER GOVERNANCE, CONTINUOUS DISCLOSURE

With the objective of increasing the speed of decision-making and improving business transparency and soundness, Kirin's management team has made a number of changes to the company's corporate governance system. As a measure to increase outside involvement, the general meeting of shareholders held in March approved increases in the numbers of both external directors and external auditors from two to three, and a new external advisory group was established within the Group CSR Committee.

The changes included establishing an Information Disclosure Committee in January to act as an advisory council on the disclosure of information. This is a topic of key interest to Kirin's management, as we believe that communicating appropriately with stakeholders is a vital component of any modern, successful international business. Working in collaboration with our IR department, and founded on the principles of transparency, fairness and continuity, we are committed to the provision of timely information regarding our business strategy, growth potential and other important matters on which shareholders and communities base their decisions about Kirin.

HIGHER RETURNS TO SHAREHOLDERS

The information of perhaps greatest interest to investors relates to how Kirin balances the allocation of free cash flow to strategic business investments and returns to shareholders. Our general policy is to prioritize the investment necessary for future growth while paying a steady, continuous dividend that reflects current business performance. Kirin has provided a dividend to shareholders every year without fail since its foundation in 1907.

MESSAGE TO SHAREHOLDERS *cont.*



LEADERSHIP PROFILE

KAZUYASU KATO, 61
Kazuyasu Kato joined Kirin Brewery Co., Ltd. in 1968, after graduating from Keio University in Business and Commerce. His career at Kirin has centered on sales and marketing, in management positions throughout Japan. He has considerable international experience, having spent a number of years in the United States as president of KIRIN USA, Inc. after completing an MS in International Business at the Massachusetts Institute of Technology in 1986.

Kazuyasu Kato became a board member of Kirin in 2000, and was appointed President & Chief Operating Officer in March 2006.

In fiscal 2005 the interim dividend per share was increased by ¥0.5 to ¥7 and the year-end dividend per share by ¥0.5 to ¥7.5, resulting in the annual dividend increasing ¥1, to ¥14.5. For 2006 we plan to pay an annual dividend per share of ¥15, comprising an interim dividend of ¥7.5 and a year-end dividend of ¥7.5.

Share buybacks are another option we use to reward shareholders, and in the year under review we repurchased 9 million shares, or 0.91% of issued stock. Further buybacks will be considered as appropriate, taking into account factors such as market conditions and share price trends, along with revisions to the Commercial Code in Japan that enable decisions on share buybacks to be made by the Board of Directors.

KIRIN GROUP VISION 2015: A QUANTUM LEAP FORWARD

2007 will mark Kirin's centenary year, and in looking to the future we have created a long-term business framework to guide our Group through the start of our next 100 years. At the heart of Kirin Group Vision 2015 ("KV 2015") is our determination to turn Kirin into a highly profitable group with sales of ¥3 trillion by 2015, with 30% of our sales and profits derived from markets outside of Japan.

This represents a quantum leap in growth, and preparations for the major initiatives required to make this happen are already underway. In July 2007 we plan to introduce a holding company structure for Kirin Group, with the Group's alcohol beverage, soft drink, pharmaceutical and other businesses coming under the umbrella of a Group holding company. Our aim is to create a dynamic,

Overview of Kirin Group Vision 2015

As a company, we aim to:

Nurture close links with customers through products that provide the enjoyment of food and health

Integrate our expertise in fermentation and biotechnology, manufacturing, and research and marketing to create value and offer distinctive products of the highest quality

Be a leading company in Asia and Oceania, with alcohol beverages, soft drinks and pharmaceuticals as our core businesses

KV 2015:
Toward a new scale of consolidated performance

Operating profit margin:
(excluding liquor tax)
Higher than 10%

Sales:
¥3 trillion
(including liquor tax)
¥2.5 trillion
(excluding liquor tax)

Contribution from overseas operations:
Approximately 30% of sales and profit
(excluding liquor tax)

fast-moving management culture in which roles and responsibilities are absolutely clear, and in which the great potential for synergies throughout the Group can be given full rein.

Under this lean, responsive management framework we will continue delivering value proposals to customers in each of our business sectors, anticipating and acting swiftly to take advantage of opportunities in different markets. Pursuing further internationalization of our businesses will be a major theme as we seek to enhance corporate value through the creation of a 'Group premium'.

Further specific action plans will be detailed in Kirin's medium-term business plan for 2007–2009, scheduled to be announced towards the end of 2006.

CARRYING MOMENTUM THROUGH 2006

In 2006, the first year under our new vision, we are building on the momentum generated in 2005 to achieve further growth, while preparing for the introduction of the new management framework outlined above. We are implementing specific initiatives in each of our business areas, as outlined in respective sections later in this document, with the aims of building on our successful year in the domestic alcohol market, strengthening the foundations of our international alcohol business, developing a more stable business framework in soft drinks, and generating pharmaceuticals sales growth in Japan and other countries in Asia.

Our consolidated forecasts for the year ending December 31, 2006 are for sales of ¥1,670.0 billion (up 2% year on year), record-high operating income of ¥117.0 billion (up 5%), ordinary income of ¥118.0 billion (up 3%); and record-high net income of ¥54.0 billion (up 5%).

CHANGES AT THE TOP

Finally, in March 2006 Kirin announced the appointment of new senior management, with the two authors of this message, Koichiro Aramaki and Kazuyasu Kato, becoming chairman & CEO and president & COO respectively. We firmly believe that Kirin Group has the capacity to evolve dramatically, and will be doing our utmost to make use of our complementary backgrounds and skills for the benefit of Kirin and its shareholders.



LEADERSHIP PROFILE

KOICHIRO ARAMAKI, 66

Koichiro Aramaki joined Kirin Brewery Co., Ltd. in 1964, after graduating from University of Tokyo with a B.S. in Agricultural Chemistry, majoring in fermentation. In 1978 he gained an MS in Food Science & Technology from University of California, Davis, majoring in dairy microbiology, and in 1993 he gained a PhD in Biological Science from Niigata University. From 1990 his scientific expertise was applied in a variety of management positions in Kirin's pharmaceutical division.

Koichiro Aramaki became a board member of Kirin in 1994, and was appointed President & Chief Executive Officer in 2001. He became Chairman of the Board & Chief Executive Officer in March 2006.

Kirin Group is changing: we are building on our core domestic alcohol and soft drinks businesses, developing our diversified operations in pharmaceuticals and other areas, growing in the international arena, and pursuing stronger synergy effects across the Group. Our aim is to harness the Group's strength to secure our position as a leading company in Asia and Oceania, creating a springboard for growth as we face our next 100 years.

We look forward to your continued interest and support.

Koichiro Aramaki
Chairman & CEO

Kazuyasu Kato
President & COO



ALCOHOL BEVERAGES

The proven brand builder

The alcohol beverage business division, Kirin's main business and the core source of Group earnings, generated consolidated sales of ¥1,019.3 billion in 2005, 3.2% lower than in 2004. Operating income increased 8.5% year on year to ¥75.6 billion. Sales and operating income in this business represented 63% and 68% respectively of consolidated Group performance for the year under review.

Key aspects of a very positive year for Kirin in the domestic alcohol business included our first year-on-year beer + happo-shu + new genre volume growth in seven years, stronger sales and profit from *Kirin Chu-hi Hyoketsu*, and increased sales of shochu, wines and spirits.

Internationally, Lion Nathan again performed strongly, we made a further capital investment in San Miguel, and we undertook a series of initiatives to enhance our presence in key strategic regions in China.

DOMESTIC ALCOHOL BUSINESS

Our general strategy is to develop as a comprehensive alcohol beverages business and to outperform the market in growth categories. We are pursuing sustained levels of high profitability by promoting a shift from competitor-oriented marketing to value-driven, consumer-oriented marketing. In 2005 we made clear progress towards our strategic goals.

In industry terms the beer + happo-shu + new genre market contracted by approximately 3% in 2005, reflecting factors such as the effects of the introduction of open pricing in January 2005 and a relative decline in demand following the unusually hot summer of 2004.

Kirin, however, managed to outperform the overall industry, further reinforcing its competitive position in key growth categories during 2005. For the first time in seven years we achieved a volume increase in the combined category of beer + happo-shu + new genre products, with a year-on-year gain of 0.3%. This increase, modest as it may seem, was achieved despite the decline in industry volumes, and despite a series of major product launches and marketing campaigns by competitors.

Japan industry trends in taxed shipments by category
(Calculation basis: 100% alcohol)


90
80
70
60
50
40
30
20
10
0
Thousand kilolitres
76 78 80 82 84 86 88 90 92 94 96 98 00 02 04
Beer
Happo-shu, new genre
Chu-hi
Sake
Fruit liquors
Whisky, spirits
Shochu



TAKEHITO OTA
Manager, Laboratory for New Product Development, Marketing Division

CREATING FUTURE CLASSICS

"When we decided to launch a new genre product we were determined to be the best. We knew we weren't first to the market, but we believed that by creating an exciting drink that simply *tasted better* than our competitors' we could really make an impact.

Nodogoshi launched to instant acclaim, and became the industry's smash hit of the year. By December we had more than 40% market share, but actually we were always confident. We have had immense success in the new growth categories such as happo-shu and chu-hi that have reshaped Japan's alcohol beverage market over the past ten years, so we have plenty of experience to draw on when it comes to creating future classics.

I think one of the keys to our success is our fast-moving, two-way development process. Within our department, we have two teams—the Brand Development Team and the Taste Development Team. Any Taste Development Team discoveries are quickly shared with the Brand Development Team, and vice versa. Our department moves quickly to stay on top of market trends and customer needs, and we are continually making adjustments to our plans as we progress.

The new genre market is still in its infancy, even though it took us five years and more than 160 brewing tests to develop the 'browning' brewing method used in *Nodogoshi*. In January 2006 we fine-tuned the process to offer a more distinctive flavor with a finer head. We intend to keep listening closely to the market, and we're looking forward to surprising customers again with something sensational."

BEER

The scale of the beer market is gradually decreasing, declining to approximately 55% of the beer + happo-shu + new genre category in 2005. Kirin Brewery sold 1,069 thousand KL of beer in the domestic market during the year, 11.1% less than in the previous year and slightly lower than the average industry decline. Our focus in beer is to maintain and leverage the strength of our core beer brands, while expanding our business by developing products that create new demand.

Although overall beer sales have been declining, the premium beer category is growing. We are actively targeting this area with our range of high added value, live-yeast chilled beers that we launched in 2003 and have since expanded.



HAPPO-SHU

The happo-shu market declined approximately 25% in 2005, primarily because of the expansion of the new genre market. Happo-shu, however continues to be a staple product in the home-consumption market. Kirin's sales of happo-shu totaled 838 thousand KL, 20.3% lower than the previous year but substantially outperforming the industry average. Kirin's *Tanrei* range has been the best selling happo-shu brand in Japan since 1998, and continues to contribute meaningfully to Group profits. In 2005 we reinforced this clear leadership, achieving a market share of just under 50%.

We carefully planned the timing of our marketing and product launch campaigns in 2005, completing a renewal of the *Tanrei* series before launching *Nodogoshi* in the new genre market. The success of our approach was clearly evident, and we successfully seized the market initiative in the happo-shu + new genre categories.

NEW GENRE—KIRIN LEADS AGAIN

In last year's report we outlined plans to launch a decisive entry into the new genre category. *Kirin Nodogoshi*, launched in April 2005, was a smash hit. Within six months it had secured top position in the market, and with sales reaching 353 thousand KL it became one of our biggest products of the past decade. Since its launch in April we have maintained a market share of around 40%. The success of *Nodogoshi* highlights our expertise in creating consumer appeal in fast growing markets for the future, and also reflects the fundamental strength of the Kirin brand that underlies our entire product range.

The inclusion of *Nodogoshi* in the sales mix did reduce total sales revenues in the domestic alcohol beverage business because it retails at lower prices than happo-shu; however, its gross marginal profit per liter is approximately 15% higher so it had a positive impact on profits.

ALCOHOL BEVERAGES

CHU-HI

Kirin Chu-hi Hyoketsu sales reached ¥58.2 billion in 2005, accounting for approximately 7% of our domestic alcohol sales, and the product line is a solid source of profit for the Group.



Although chu-hi has a long-established history in Japan, it was Kirin's entry into the market in 2001 that sparked a sustained rise in demand. Kirin's *Hyoketsu* ran against the traditional chu-hi image and created a new market for high-quality, fashionable chu-hi. We created a product range with appealing flavors and attractive packaging that consumers could readily incorporate into their lifestyles, and chu-hi is now a staple canned alcohol beverage for men and women of a variety of ages.

Our aim during 2005 was to maintain sales momentum and continue to take the initiative in the market. We achieved this by launching new flavors in both the standard and the premium range, and through launching our first reduced-sugar flavor, *Hayazumi Lemon*. Kirin's sales volumes reached 216 thousand KL, an increase of 0.6% from the previous year, and we maintained an approximately 40% share of the canned chu-hi market.

Kirin market share and growth of the canned chu-hi market


○ Industry
● Kirin
Kirin market share (%)
Ten thousand kilolitres
Kirin market share (percentage)
80
60
40
20
0
40
30
20
10
0
00
01
02
03
04
05
06
(Est.)

WINES, SPIRITS AND OTHER ALCOHOL BEVERAGES

Sales of shochu, wines and spirits increased ¥1.6 billion year on year to ¥30.7 billion, based on the successful marketing of brands including *Chivas Regal, Four Roses, Franzia, Lanson,* and *J.P. Chenet*. We are also promoting our in-house brand *Kirin Mugi Shochu Pure Blue* in the *shochu* market, which is continuing to grow. *Fuji-Sanroku*, our first domestically produced Kirin-branded whisky, received strong market support following its launch in September 2005, and sales for the year exceeded our initial targets.

SALES AND MARKETING

During 2005 we invested proactively in the Kirin brand, renewing the *Tanrei* happo-shu product range, adding to our chilled beer lineup, and launching our smash hit *Nodogoshi*. Kirin already maintains the number one position in the happo-shu market, and we have succeeded in further raising our position in the category through the renewal of our core *Tanrei* brand. *Nodogoshi* was launched with the collective support of Kirin Group, defined by a concerted team effort in areas including market research, product development, advertising and in-store merchandizing. The impact of this marketing campaign, along with the renewal of the *Tanrei* brand, significantly boosted our performance in the combined beer + happo-shu + new genre category and, as outlined earlier in this report, led to an increase in overall sales volume.


うまさUP!
売上げNo.1

Nodogoshi TV commercials using scenes at retail outlets were a major success.

OVERSEAS ALCOHOL BUSINESS

Our overseas alcohol beverages business is centered on Asia and Oceania. Our partnerships with leading brewers Lion Nathan and San Miguel are core elements of our strategy in Asia and Oceania and, as well as contributing to earnings, generate synergies in product development, manufacturing, marketing and procurement. Lion Nathan continued to perform strongly in 2005, with operating income up approximately ¥2.3 billion year on year. Profits in this business are being driven by beer sales, particularly of national brands, along with the disposal of nonperforming operations. We enhanced our alliance with San Miguel during 2005 with an additional investment that lifted Kirin's stake in the company from 15% to approximately 20%, and are continuing to support the expansion of San Miguel in Southeast Asia.


TOOHEYS NEW
Steinlager
San Miguel
Pale Pilsen
RED HORSE BEER
Products of Lion Nathan (L) and San Miguel (R)

In China, our holding company Kirin (China) Investments received a license from Chinese authorities to sell alcohol beverages, and began handling Kirin brand beer such as *Kirin Ichiban* in Shanghai. We also took our first step in the international rollout of *Kirin Chu-hi Hyoketsu*, drawing on Group synergies with Kirin Beverage Corporation to launch the product in Shanghai through the sales channels of Jin Jiang Kirin Beverage & Food Co. Group company Zhuhai Kirin President Brewery (China) has been performing strongly, and in December it became a wholly owned Group subsidiary. The company has now been renamed Kirin Brewery (Zhuhai) Company Limited, and plans have been announced for the construction of a new plant in Zhuhai City that will double the current capacity.



KEISUKE NISHIMURA
Managing Director and CEO,
Kirin (China) Investment Co., Ltd.

ADAPTING OUR EXPERTISE IN NEW MARKETS

"China is the biggest beer market in the world, and it is still growing. Because it is such an important part of our overseas strategy, in January 2005 we brought all our operations together under the umbrella of Kirin (China) Investment Co., Ltd., which was set up specifically to oversee operations and accelerate business development throughout China.

Our operations with regard to local brands are based on the Dalian Daxue Brewery in the Dalian region and Kirin Brewery (Zhuhai) Company Limited in Guangdong Province, while in Shanghai, Kirin (China) Investment markets Kirin brands. There is a lot of change going on in China, including major changes in distribution systems and consumer habits, and we are on the lookout for ways to improve and expand our business across the country.

We are trying to build on our strong local brand operations in Zhuhai and Dalian at the same time as introducing Kirin brands. We are carefully adapting our approach as necessary for each region in China, adapting the expertise we have developed in the sophisticated and intensely competitive Japanese market. For example, in Shanghai we are promoting *Kirin Ichiban*, whereas in Guangzhou we are focusing on *Chun Zhen Wei* beer. As a result of this, our operations in China are progressing well. In 2005 we sold 220,000 cases of *Kirin Chun Zhen Wei* draft beer in Guangzhou, and we're aiming for 500,000 cases in 2006. By 2009 we hope to be selling two million cases of this beer a year in Guangzhou and other markets in China.

We are actively pursuing M&A in China, targeting complementary companies that can improve our capabilities. Synergies are also crucial to our business, so we are working closely within the Kirin Group and with partners such as San Miguel.

Although it's still too early in the game to expect meaningful profits, we feel that our business is progressing well and are looking forward to good business growth."



ALCOHOL BEVERAGES


KIRIN BREWERY COMPANY, LIMITED
KIRIN

quick takes...

Open pricing, the Cost Plus pricing system introduced by Kirin and some other breweries in January 2005, is continuing to build momentum. Although further time is required, positive industry developments already being seen include new approaches to distribution operations, more realistic pricing levels and, most importantly, opportunities to meet customer demand and generate growth in premium products and other areas.

■ ■ ■

On March 30, 2006 an **internal company system** was adopted for Kirin's domestic alcohol business. This change will enable more autonomous and dynamic decision-making and policy implementation, and has been driven by a keen awareness of renewed opportunities emerging in the Japanese market.

■ ■ ■

Wholly owned Group subsidiary **Kirin Communication Stage** (KCS) employs more than 2,000 staff nationwide and is responsible for the customer/Kirin product interface. The KCS team of experts is engaged in merchandising activities both at volume and on-premise outlets, as well as draft beer quality control. The success of *Nodogoshi* in 2005 owes much to the eye-catching storefront product displays created by KCS. Having integrated the volume retail merchandising operations of Kirin Beverage in September 2005, KCS is now pursuing greater marketing collaboration across the Group.

■ ■ ■

Following a period of research and consultation, the Japanese government has announced **revisions to liquor taxes** in Japan, effective May 1, 2006. For further information please see page 62 of this report.

OUTLOOK AND INITIATIVES FOR 2006

We believe the results of 2005 show that our Group alcohol beverage business strategy is sound. In 2006, we intend to reinforce our dominant market positions in the growth categories of happo-shu, new genre and chu-hi through innovative marketing and product development, and to extract marginal profits from our high sales volumes of these products. We expect the new genre market to continue growing, albeit at a somewhat lower pace than the past two years. In beer, we will be investing in our two major brands *Kirin Ichi-ban Shibori* and *Kirin Lager*, as well as increasing investment in the on-premise market, which is a key sales channel in the beer sector. Revisions to the Japanese liquor tax (see page 62), effective May 2006, are not expected to have a large overall impact on Kirin's earnings.


KIRIN
Loves Sports.
のどごし〈生〉
SAMURAI BLUE 2006
麒麟
ORIGINAL BREW
淡麗〈生〉
SAMURAI BLUE 2006

Support for Japan's national football team: special edition packaging

In the domestic market, we intend to continue the highly active marketing approach we took in 2005 and to further increase sales volumes. We intend to make the most of opportunities in a big sporting year to build Kirin brand value through sponsorship of the national Olympic team and the national football team, and associated promotional activities. In line with the shift to open pricing that began in 2005, we will continue to focus our marketing and promotion expenditure on measures that directly build Kirin brand value.

In overseas markets we will continue to build our business and brand throughout the Asia-Pacific region. We will pursue ongoing business expansion opportunities and profit contributions from our partnerships with Lion Nathan and San Miguel. We will also enhance our business base in China to build revenues over the medium term.

DRAMATIC CHANGE: CONSUMER PREFERENCES IN JAPAN

These charts show consumer trends in selected categories of the Japanese alcohol beverage market. The volume scale for the top three charts is the same, allowing a direct comparison of volumes in the beer + happo-shu + new genre category.


Beer
Happo-shu
New genre
Ten thousand kilolitres
0
100
200
300
400
500
600
700
800
675.8
579.0
488.9
394.6
357.4
41.5
136.0
222.9
255.1
176.3
0.3
100.5
97
99
01
03
05
New genre was first sold in Japan in 2003.


Chu-hi
Wine
Whisky
Shochu
Thousand kilolitres
280
372
473
606
778
220
283
262
251
252
138
132
116
98
85
752
760
827
951
1,047
97
99
01
03
05

THE JAPANESE ALCOHOL BEVERAGE MARKET

Sales volumes of alcohol beverages are widely regarded in Japan as one measure of overall consumer sentiment. In 2005 the Japanese economy showed clear signs of emerging from more than ten years of economic stagnation, with a correspondingly positive trend in beer consumption.

Consumer preferences in alcohol beverages have diversified greatly over the past ten or so years (see charts above), and within each sector the market is tending to polarize. This means that in the beer business, for example, premium beers are selling well at the same time as new genre products enjoy a boom at the more price conscious end of the spectrum. Some consumers are purposefully switching between these poles, choosing premium beers during the weekend and lower cost drinks such as happo-shu and new genre during the week.

One response to consumer demand at the low end of the market has been the development of happo-shu and new genre products—such as Kirin's *Nodogoshi*—that attract lower rates of liquor tax (see page 62). Alcohol beverages in Japan are taxed according to a complex system based on alcohol content and ingredients, so by using different ingredients brewers have been able to create lower-priced products. In May 2006 the Japanese government simplified its taxation system and revised tax levels on certain alcohol categories. These changes are expected to have only a minor impact on consumer purchasing patterns.

The diversification of consumer preferences has caused major brewers to adopt new business models to develop as comprehensive alcohol beverage companies. Chu-hi and shochu have grown substantially over the past five years, and there is considerable demand for products that cater to health conscious consumers or those looking for lighter, cleaner tastes. Managing a collection of strong brands in all the core and growth categories has become a necessity to survive in this diversified market.




FIRE
FIRE
FIRE
SKY MAX
KIRIN

REVIEW OF OPERATIONS

SOFT DRINKS

Powerful brands, rigorous cost control

SALES UP, INCOME DOWN IN 2005

Kirin's core soft drinks business is Kirin Beverage Corporation. Key strategic themes at Kirin Beverage include fostering powerful core brands, boosting cost competitiveness, and expanding Kirin's domestic foods and overseas soft drinks areas.

In fiscal 2005 sales in Kirin's soft drinks business increased 2.1% year-on-year to ¥380.1 billion, while operating income before eliminations decreased 14.9% year-on-year to ¥19.3 billion. This represented 23% and 17% of Kirin Group's consolidated sales and operating income respectively.

Total soft drink sales reached a record level, with an increase in sales volume that was largely in line with industry levels, but profit declined due to marketing costs in a very competitive market.

FOSTERING POWERFUL CORE BRANDS

Developing and maintaining a portfolio of efficiently managed, high-volume core brands is the key to generating sustained profitability in Japan's soft drinks business. At the same time it is essential to create a sense of freshness and brand energy by staying close to consumers and their changing preferences.

TEA: Kirin's core tea brands, *Nama-cha* and *Gogono-Kocha*, are leading products in the fiercely contested tea category. Sales volumes of *Nama-cha* increased 2% in 2005, supported by a complete product renewal in March. *Gogono-Kocha* sales volumes decreased 3%.

COFFEE: Sales volumes of Kirin's coffee brands increased 3% year on year, supported by measures to freshen the brand appeal of market leader *Kirin Fire* canned coffee. This marked the second consecutive year of volume growth for this very popular brand.

MINERAL WATER AND FUNCTIONAL DRINKS: Sales of Kirin's brands *Volvic* and *Kirin Alkali-Ion-no-Mizu* in the fast-growing mineral water market increased 24% in

Kirin soft drink volumes by category


Carbonated
Fruit based
Coffee
Tea
Mineral water
Sports drinks
Other
1,800
1,500
1,200
900
600
300
0
Ten thousand kilolitres
99
00
01
02
03
04
05

THE JAPANESE SOFT DRINKS MARKET

Japan's soft drinks market has grown steadily since the mid-1990s, generating sales of approximately ¥4 trillion in 2005.

The market over the past ten years has been characterized by short-term spikes in the popularity of particular flavors and brands, underpinned by fundamental shifts in the categories of drinks consumers prefer. Tea has become the largest category, and canned coffee, sports drinks and mineral water have also grown. Soft drinks are replacing alcohol beverages as a casual drink in some customer segments, and renewed interest in functional drinks has stimulated the development of products for health-conscious consumers.

In containers, the most dominant trend has been the shift to PET bottles. Factors driving this shift include durability and flexibility on the production side, and an emerging preference among consumers to 'see what's inside'. The advent of large PET bottles has boosted home consumption but has also created cost and revenue pressures for manufacturers.

Japanese consumers, meanwhile, have continued to express their fascination with new beverages. Other than a small number of long sellers, product lifecycles are generally short. Consumers are deluged with new items, including private brands produced by the volume retailers, and the resulting battle for buyers is perhaps fiercer than anywhere else in the world.

2005. Overall sales of functional drinks fell 33%. This was largely due to the impact of a significant drop in overall market demand for amino acid-based sports drinks, a trend that affected Kirin's sales of *Kirin Amino Supli* and related beverages.


KIRIN
NUDA

A focus during the year was the final development of *Kirin Nuda,* a new non-sugar sparkling water that was launched in February 2006 as part of Kirin's efforts to stimulate additional demand through creative new products.

BOOSTING COST COMPETITIVENESS

We have been proactively addressing the cost and pricing pressures that in 2005 continued to influence every link in the soft drink value chain.

Our overall strategy is to stimulate a consumer preference for Kirin products by creating brands with must-have appeal and energy, while rigorously controlling development, production and distribution costs. Through initiatives such as our alliance with Yakult (see box on page 20) we are finding ways to boost sales and increase efficiency in development and distribution. In January 2005 we increased production of basic pre-form PET bottles, and in February we opened a new line for our ultra lightweight, low-cost 'Pecology' 2L PET bottles at our Shonan plant. We also opened a new soft drink manufacturing line at the Shiga plant of Kirin Brewery in February. Production of *Alkali-Ion-no-Mizu* began in March 2006 at the Hokuriku plant.

EXPANDING KIRIN'S OPERATIONAL AREA

We are continuing to build the Kirin brand in Shanghai, Guangzhou and Beijing. In June 2005 production began at Shanghai Jin Jiang Kirin Beverage & Food Co., Ltd. of Kirin Brewery brand *Kirin Chu-hi Hyoketsu.* During 2005 we formed a licensing agreement with major general foods maker Uni-President Enterprises Corporation to manufacture *Kirin Gogono-Kocha,* and sales of the product in Taiwan began in August. We plan to develop our soft drink operations in other markets as part of a coordinated Group effort to create a powerful brand presence in the Asia-Pacific region. As part of this we will begin sales of Kirin brand soft drinks in Thailand in 2006.


生茶

OUTLOOK AND INITIATIVES FOR 2006

Although the growth in sales volumes at Kirin Beverage over the past five years has exceeded the industry average, significant changes in the operating environment have necessitated a review of our competitive approach and growth scenarios. We are forecasting a moderate increase in consolidated soft drink sales in 2006, with a similar level of operating income. The soft drinks business is second only to the alcohol business in its importance to the Group and we are confident that further pursuit of Group synergies and lower production costs will support long-term growth.

CCNNE (Coca-Cola Bottling Company of Northern New England)

Kirin's wholly owned subsidiary in the U.S., Coca-Cola Bottling Company of Northern New England, Inc., manufactures and sells soft drinks for a range of companies in the New England sales territory. Its business has been growing steadily through investments in local bottlers and it is currently ranked sixth among American Coca-Cola bottlers, making significant contributions to Kirin's consolidated results. CCNNE has received Coca-Cola's *President's Award for Quality Excellence* seven times.


エスポー
1500
ESPO INJECTION SYRINGE
1500 I.U./2mL×10シリンジ

REVIEW OF OPERATIONS

PHARMACEUTICALS

Healthy results and a bright future

STRATEGY AND RESULTS

Kirin entered the pharmaceuticals business in 1982, planning from the outset to use biotechnology capabilities gained from brewing-related activities to become a fully integrated pharmaceutical company, encompassing everything from R&D through to production and marketing.

In 2005, we improved our pharmaceuticals business performance and made further progress in our specialty areas of kidney diseases, cancer, and infectious diseases. We boosted our human antibody and dendritic cell (DC) therapeutic vaccine research capabilities, advanced new drug candidates through the pipeline, and successfully made the transition to full in-house marketing of our products in Japan.

In the year under review, sales in the pharmaceutical business increased 7.8% to ¥67.6 billion and operating income increased 17.3% to ¥14.2 billion. This represented 4% of Group consolidated sales and 13% of Group consolidated operating income.

STRONG SALES OF EXISTING PRODUCTS

Kirin's key pharmaceutical products include: *ESPO*, for the treatment of renal anemia; *GRAN*, for the treatment of leucopenia; *Rocaltrol Injection*, for the treatment of

Current therapeutic candidates

As of December 2005

Product code	Anticipated indications	Stage	Comments
KRN321	Renal anemia (dialysis)	Submitted	The new-generation ESA* *(*Erythropoiesis Stimulating Agent)*
KRN321	Renal anemia (pre-dialysis/CAPD)	Phase II	The new-generation ESA
KRN321	Cancer anemia	Phase II	Treatment for anemia induced by chemotherapy
KRN1493	Secondary hyperparathyroidism	Phase III	Acts on calcium receptor of parathyroid
KRN246	Conditioning regimen for HSCT	Submitted	Busulfan Injection
KRN125	Neutropenia	Phase II	The new-generation GRAN
KRN654	Thrombocytosis	Preparing for Phase I, II clinical trials	Anagrelide hydrochloride Introduced from Shire in 2003 Phase I finished by Shire
KRN951	Angiogenesis inhibitors	Phase I (Europe)	In-house project, targeting cancer
TRAIL-R2 Human antibody	Cancer	Phase I (Canada)	Kirin's first antibody drug candidate
To be confirmed	Cell medicine targeting cancer	Phase I/II (U.S. and Canada)	Clinical trials underway Targeting kidney cell cancer

secondary hyperparathyroidism; and *PHOSBLOCK Tablets*, for the treatment of hyperphosphatemia. Consolidated pharmaceutical sales have shown consistent annual growth, boosted in 2005 by strong sales of *ESPO* and the move to full in-house marketing in April.

PRODUCT PIPELINE AND RESEARCH PROGRESS

Among our therapeutic candidates, Kirin's new-generation EPO is awaiting final approval, and KRN1493—designed to treat secondary hyperthyroidism—has entered Phase III trials (see box). In July 2005, we completed the acquisition of 98.3% of Hematech, LLC, a U.S. company that has been collaborating with Kirin since 1999 on the development of a genetically engineered bovine capable of producing fully human antibodies. In December, Kirin announced the successful development of a fully human monoclonal antibody demonstrating activity against the influenza A virus, through a collaborative effort involving Gemini Science, Inc. (Kirin's wholly owned California-based subsidiary), the La Jolla Institute for Allergy and Immunology, and others.

IN-HOUSE MARKETING

In April 2005, we shifted to full in-house marketing of our main products, *ESPO* and *GRAN*. We are now starting to realize tangible benefits in the form of higher margins and other performance measures, along with the intangible benefits to our organization that have arisen from taking full control of the value chain.

OUTLOOK AND INITIATIVES FOR 2006

Under our VISION2020 plan, Kirin is aiming for ¥200.0 billion in global pharmaceutical sales by 2020, of which approximately half is expected to come from sales of antibody based therapeutics and DC therapeutic vaccines starting in 2015. KRN321, our new-generation EPO, is also expected to contribute strongly, along with other candidates currently in development.

We are positioning 2006 as a preparatory year as we seek to accelerate performance in 2007 and beyond, and will invest heavily in research and development activities, especially for therapeutic human antibodies and DC therapeutic vaccines. We are creating a strong platform for growth with new product launches and a wider distribution network, which will include other countries. To that end, we will begin selling our products in ASEAN countries (Thailand, Singapore, Malaysia, the Philippines, Indonesia and Vietnam) from 2006. We have the potential to generate significant growth over the next several years. Some pricing pressure will remain in the domestic market as the government reviews NHI pricing levels, but expanding applications of existing products and the widening of our business network should leave Kirin well positioned for long-term growth.



YUICHI KAWASAKI
Manager, Strategic Marketing Section, Pharmaceutical Division

NEW APPLICATIONS, PROMISING MARKETS

"As a niche player in the pharmaceuticals industry, the strength of our product pipeline is critical. It's the nature of the industry that you need to have many more candidates going into the pipeline than you can reasonably expect to come out the other end, so it's a real balancing act allocating market needs, budgets, time and facilities in the most effective way.

A particular focus at the moment is KRN321, the long-acting erythropoiesis stimulating agent we have been developing to stay ahead of competitors as patent protection in Japan runs out on our first-generation product. We have finished the necessary application process for its use in existing clinical indications and are now awaiting final approval. We expect that the launch of KRN321 will increase Kirin's presence in the EPO market.

We have also reached Phase II in clinical trials to assess KRN321 for use in new indications—such as treating pre-dialysis patients with kidney disease, and patients with anemia resulting from cancer treatment. These markets show real promise. The aim of pre-dialysis renal treatment is to delay the transition to dialysis dependency, with the potential for massive savings on government health care costs. In cancer treatment-induced anemia, we are also expecting the spread of outpatient chemical treatment of cancer to result in an expansion in the market.

Another promising drug, advanced in the pipeline, is KRN1493. This is a new treatment for hyperparathyroidism in dialysis patients, and is currently in Phase III. This drug is already being sold in the United States, so we have an optimistic outlook on its approval and launch."

OTHER BUSINESSES

The business of growing

STRATEGY AND RESULTS

Kirin Group's main other businesses are Agribio, Food and Nutrient Food. These businesses leverage Kirin's strengths in niche areas of food technology, research, and manufacturing. Together they accounted for 10% of consolidated sales and 4% of consolidated operating income in 2005.

In the year under review sales decreased 0.8% to ¥165.1 billion and operating income declined 43.8% to ¥4.4 billion. This decline in operating income was mainly the result of the inclusion of 12 months' results from Takeda-Kirin in 2005, compared to 15 months in 2004.

REVISED BUSINESS STRUCTURE

During 2005 planning was carried out for a partial reorganization of Kirin's business structure. This was implemented in March 2006, as part of which the internal company system for functional food and agribio was discontinued. This change reflects their growth as future business pillars and helps clarify the core companies of the Group, as well as facilitating independent and dynamic business development.

AGRIBIO

Kirin's main activities in the agribio business are in floriculture and potato business. The Group has 38 domestic and overseas agribio companies, including locations in Holland, Spain, France, England, China, and the United States. Many of our products are global market leaders, including carnations and spray chrysanthemums.

In 2005, we accelerated the development of our *Brand Bouquet* product range, a range of flowers identified by specific growers, bringing the product lineup to 19 items. We also implemented measures to improve our potato business, centered on the *Cynthia* variety.



From left, Yoshikazu Arai, President of Kirin Beverage Corporation, Koichiro Aramaki, President and CEO of Kirin Brewery Company Ltd., Sumiya Hori, President of Yakult Honsha Co., Ltd. (June 2005).

MUTUAL GROWTH WITH YAKULT

Kirin Beverage and Yakult Honsha began an alliance in 2003, boosting market presence and access to important sales channel through efficient cross-placement of products in each other's vending machine networks. A broader, three-way alliance including Kirin Brewery was formed in June 2005, focused on the development of next-generation health foods and functional foods.

"Food and health" are core business themes for both Kirin and Yakult Honsha. The market in Japan for health foods and functional foods has been growing steadily, and factors such as an aging population and heightened consumer interest in health support expectations of further growth. Through the new alliance, Kirin Beverage, Kirin Brewery and Yakult Honsha intend to make optimal use of their respective R&D and marketing capabilities to develop and commercialize innovative, appealing products.

They will also take advantage of complementary distribution channel strengths: Kirin Brewery's main health food subsidiary, Kirin Well-foods Co., Ltd., markets its products mainly through drug stores and by mail order; Yakult Honsha through its classic and very successful door-to-door 'Yakult Lady' system in combination with sales to volume retailers; and Kirin Beverage via an extensive nationwide retail and vending machine network. The previous collaboration in beverage businesses is also continuing, with Kirin and Yakult Honsha sharing some manufacturing and distribution functions and expanding product and maintenance arrangements in the vending machine business.

NUTRIENT FOOD

Kirin's main businesses in this area are Kirin Well-foods Co., Ltd. and Takeda-Kirin Foods Corporation. Collaborative Group research has resulted in the development of popular products such as *Kirin Noale*, a health supplement based on joint research into Lactobacillus KW by Kirin Brewery and Koiwai Dairy Products, along with a range of other health foods and seasonings. In 2005 Kirin Well-foods recorded strong sales of diet product *Lieta*, launched in the previous year.

FOOD

The largest of Kirin Group's domestic food operations is Koiwai Dairy Products, which has been delivering established premium brand dairy products for decades. Koiwai became a 51%-owned subsidiary of Kirin Beverage in April 2004 and was expanded to incorporate selling of the chilled products of Kirin Beverage in January 2005.

Driving Kirin's growth with frontier technology

Research and development is the engine that drives Kirin's growth, and a core area of upfront investment and resource allocation. Around 570 employees across the Group are directly involved in R&D. Group R&D spending in the year ended December 2005 was ¥28.7 billion, including ¥4.9 billion in the alcohol beverages business division, ¥0.8 billion in the soft drinks business, ¥18.6 billion in the pharmaceuticals business, ¥2.3 billion in Kirin's other businesses, and ¥1.9 billion in groupwide fundamental research expenses.



R&D is utilized at every stage of the product cycle across the Kirin Group. Kirin's early technical abilities were developed through crop growing and brewing processes related to the beer business, but these have now expanded to encompass expertise in a range of areas, including life sciences. We have a strong commitment to cross-fertilizing R&D processes and outcomes within the Group to maximize opportunities for growth. An example of this coordinated approach is the commercialization of products derived from Lactobacillus paracasei KW3110 by Kirin Brewery and Koiwai Dairy Products. On March 30, 2005 we changed our R&D structure to enhance Group-wide technology and intellectual property strategies.

Kirin also works with outside research partners, making use of global resources to speed up the development process, gain access to technology, and gain footholds in new markets.

Following is an overview of R&D in the Kirin Group. Additional information in English can be found online at www.kirin.co.jp/english/technology.

STRATEGIC RESEARCH AND DEVELOPMENT DEPARTMENT

The Strategic Research and Development Department formulates strategies for technology, aiming to align the R&D activities of the entire Group with Kirin's corporate objectives.

This department incorporates the Intellectual Property Group, which designs strategies and develops systems to protect and apply the Group's intellectual property rights, and Central Laboratories for Frontier Technology, which promotes R&D and technical developments, particularly in areas outside of the Group's current business scope.

Areas of research engaged in by the department include anti-allergic effects of lactic acid bacteria, anti-carcinogenic effects of beer ingredients, and brewing-yeast genomes. A food safety section works with trace analysis technology, analysis of food-related organisms, and biological testing for food safety.

MARKETING DEPARTMENT, SALES AND MARKETING DIVISION

This division includes the Laboratory for New Product Development, which develops new beer, chu-hi and other products. The Laboratory works closely with the Research Laboratories for Brewing and the Research Laboratories for Packaging. Kirin's remarkable success in new growth categories such as happo-shu, chu-hi and new genre stems from this close collaboration.



TECHNOLOGY DEVELOPMENT DEPARTMENT, PRODUCTION DIVISION

This department incorporates major areas of research connected with Kirin's manufacturing and engineering capabilities. Within this department Kirin designs technological development strategies relating to the production of beer and other products. Two main departments in the division are the Research Laboratories for Brewing, and the Research Laboratories for Packaging. Tasks of the department include increasing cost effectiveness and reducing environmental impact—as seen in Kirin's Corner Cut Carton (pictured on page 25), and in the reduced cap diameters that have cut costs and reduced aluminum usage.



PHARMACEUTICAL DIVISION

R&D activities in the Pharmaceutical Division are focused on kidney diseases, cancer (including hematopoietic disorders), and infectious diseases. Research within this division and collaboration with Amgen has already led to the commercialization of products such as *ESPO* and *GRAN* that contribute significant earnings to the Group, and further products are currently under development in a number of promising areas.

In 1997, Kirin developed a human antibody-producing mouse, and this technology is now being commercialized globally through a strategic alliance with U.S. company Medarex, Inc. In 1999, Kirin and U.S. company Hematech, LLC entered into a research collaboration agreement on the development of human antibody-producing bovines, and in 2005 Hematech became a 98.3%-owned subsidiary of Kirin.

Kirin's wholly owned subsidiary Gemini Science in California collects drug-related information mainly from North America, as well as sponsoring and conducting joint studies with La Jolla Institute for Allergy and Immunology in California.



NUTRIENT FOOD AND AGRIBIO

Functional food research focuses on the development of natural, nutritious dietary supplements and seasonings. Areas of technical expertise include applications for brewer's yeast, enzyme treated food materials, the cultivation of mushroom with beer grain, and study on the physiological activating functions of various food materials such as bunaharitake mushrooms. Global agribio R&D is centered on ornamental flower seeds, starter plants and potatoes. Advanced technology used in these areas includes ion beam breeding, disease resistance testing, and mass propagation.





CORPORATE GOVERNANCE

A platform for fair and efficient management

In 2003 we made a number of changes to our system of corporate governance, including introducing an executive officer system, creating a smaller board of directors, and establishing various advisory boards and committees. These changes were designed to enhance decision-making processes, enable a faster response to changes in operating circumstances, and improve management transparency.

We believe these measures have served Kirin and its stakeholders well, and in March 2006 we again adjusted our corporate governance systems to reflect the modern business environment. These changes were concomitant with a reorganization of Company headquarters.

Key changes relating to decision-making bodies within the Group included revising the Corporate Management Committee to form a new Group Executive Committee, and taking steps to improve the operations of the Board of Directors. Kirin places a high value on obtaining diverse, objective input on management and other issues from third parties. Accordingly, the number of external directors and external auditors has each been increased from two members to three members, and an Advisory Group has been established as a consultative body for the Group CSR Committee, with the aim of strengthening CSR activities throughout the entire Group. The former Advisory Board has been discontinued.

With the objective of increasing the speed of decision making and improving transparency, an Information Disclosure Committee was established in January to act as an advisory council on the disclosure of information.

We expect that additional revisions and enhancements to our system of corporate governance will become appropriate or necessary as our business evolves, and guided by our corporate philosophy and management principles we will continue to actively investigate means of improving our corporate governance processes and outcomes.

Corporate Governance Structure


Shareholders' Meetings
Board of Auditors
Internal Auditors
External Auditors
Board of Directors
Internal Directors
External Directors
Compensation Advisory Committee
Appointment Advisory Committee
AUDITING
Accounting Auditor
AUDITING
Internal Audit Department
AUDITING
Operations
Executive Officers
Group Executive Committee
Group CSR Committee
Risk Management Committee
Information Disclosure Committee

CORPORATE SOCIAL RESPONSIBILITY

Earning the trust of society

We view CSR as an approach to business that enables Kirin to earn and sustain the trust of society, and are committed to practicing responsible corporate behavior in all aspects of Group operations. At the same time we are endeavoring to ensure that our programs reflect the companies, people and cultures that make Kirin unique, because we believe that CSR activities, like companies, work best when they are adapted to specific circumstances.

A NEW APPROACH TO REPORTING

In June 2005 we issued our first Kirin Group CSR Report. This document includes all the information that previously was published in our annual Environmental Report, along with comprehensive coverage of key CSR activities and policies, and commentary from third-party advisors.

The Kirin Group CSR Report will be updated annually, and is available in English online at www.kirin.co.jp/english/company/csr. Some of the topics covered by the report are as follows.

COMPLIANCE, INTERNAL CONTROLS AND RISK MANAGEMENT

Compliance-based risk management and internal control is the foundation for sustainable and responsible business practice. Our Internal Audit Department assesses whether Kirin's internal control systems are appropriate and effectively applied, and monitors risk management with a priority on the highest risk areas. A bottom-up, three-tier approach is taken to the actual implementation of risk management, under which Kirin Brewery divisions and locations have the first responsibility for risk management, followed by the Risk Management Committee and the Internal Audit Department.

PROMOTING RESPONSIBLE DRINKING

We remain highly aware of our responsibilities as a producer of alcohol beverages. We engage in educational activities on issues such as driving under the influence and underage drinking, and lead and support Kirin and industry initiatives to promote responsible drinking and to combat the harmful use of alcohol.

QUALITY ASSURANCE

We consider quality issues in every aspect of our business, with a particular focus on the brewing process. We have used Quality Management Evaluation (QME) criteria since 2002, and in March 2006 established a new Quality Assurance Section within the CSR & Corporate Communication Division to enhance comprehensive Group risk management, including the critical function of product quality assurance.



Kirin Challenge Cup soccer match against Finland on February 18, 2006
© J.LEAGUE

CULTURAL AND SPORTING EVENTS

Kirin is a major supporter of sports, culture and the arts in Japan. In the sporting arena, our most important activity in 2005 was working with Japan's national soccer team through the qualifying rounds for the 2006 World Cup in Germany. In 2006 our long-standing support for the team is continuing, with marketing activities coinciding with the team's participation in the tournament.



Five pillars of business sustainability

We view the business sustainability of Kirin as our most important management issue. Management of environmental impact is a core element of this sustainability, and Kirin's activities in this regard are based on five pillars:

1. ***An integrated Group approach***
2. ***A focus on water quality***
3. ***Environmentally friendly packaging and containers***
4. ***Efficient use of resources***
5. ***Open disclosure of information***

Kirin carries out its environmental initiatives according to Kirin Group's Environmental Policy, which is based on the '3 Rs' (Reduce, Reuse and Recycle) and the '2 As' (Assessment and Audit). An overview of our environmental activities is as follows.

1. GROUPWIDE INVOLVEMENT

Kirin has implemented environmental management systems tailored to each company across the Kirin Group. All our breweries, as well as various other plants and head offices, have obtained the ISO14001 certification.

Moreover, following the publication of the Environmental Report 1999, we have undergone periodic independent reviews and verifications, such as those carried out by Azsa Sustainability Co., Ltd.

2. FOCUS ON WATER QUALITY

Much of Kirin's business depends on having a high quality water supply, both as an ingredient and, to an even greater extent, for cleaning tanks and other equipment. Our activities encompass afforestation and other upstream and downstream water quality protection measures, water recycling, and specific programs to reduce wastage and associated energy consumption.

Since 1990, Kirin has reduced total water use by 44.7%, and usage per unit has been reduced by 17.5%.


KIRIN
CHU-HI
350ml×24
氷結

In 2005, Kirin's Corner Cut Carton featured at the New York Museum of Modern Art's 'SAFE: Design takes on Risk' exhibition.

3. PACKAGING AND CONTAINERS

We design packaging to minimize environmental impact over the lifecycle of a product, and have made various innovations to reduce materials required and facilitate distribution. Our unique *Corner Cut Carton,* for example, (pictured) improves ease of handling and significantly reduces the amount of cardboard required for each carton.

4. EFFICIENT USE OF RESOURCES

Kirin considers energy to be a precious limited resource, and has implemented a range of measures to reduce energy consumption or switch to more environmentally friendly forms of supply. Examples include recycling heat energy from the brewing process, reducing vehicle fleet fuel consumption and CO_2 emissions, and using solar power and other non-fossil fuels at some manufacturing sites.

5. OPEN DISCLOSURE OF INFORMATION

Kirin uses financial statements, brochures, site tours, exhibitions, the Kirin website and other measures to ensure appropriate disclosure of environment-related information. Details of environmental activities have since 1994 been published annually in Kirin's independently audited Environmental Report. This has now been integrated into an annual Kirin Group CSR Report, which is available online at www.kirin.co.jp/english/company/csr.



From left, Naomichi Asano, Kazuhiro Sato, Koichiro Aramaki, Koichi Matsuzawa, Kazuyasu Kato, Takeshi Shimazu, Tomohiro Mune

BOARD OF DIRECTORS, & AUDITORS

CHAIRMAN OF THE BOARD & CEO
Koichiro Aramaki

PRESIDENT & COO
Kazuyasu Kato

EXECUTIVE VICE PRESIDENT
Naomichi Asano

MANAGING DIRECTORS
Takeshi Shimazu
Kazuhiro Sato
Koichi Matsuzawa
Tomohiro Mune

DIRECTORS
Kenjiro Hata
Satoru Kishi
Akira Gemma

STANDING AUDITORS
Tadahisa Kono
Motokazu Fujita

AUDITORS
Toyoshi Nakano
Teruo Ozaki
Kazuo Tezuka

(as of March 30, 2006)

FINANCIAL SECTION

CONTENTS

CONSOLIDATED ELEVEN-YEAR SUMMARY OF SELECTED FINANCIAL DATA

Kirin Brewery Company, Limited and Consolidated Subsidiaries
Years ended December 31,

	Years ended December 31,				
	2005	2004	2003	2002	2001
	Millions of yen				
For the Year:					
Sales	¥1,632,249	¥1,654,886	¥1,597,509	¥1,583,248	¥1,561,879
Less Liquor Taxes	397,527	430,957	431,749	445,935	461,265
Net sales	1,234,721	1,223,929	1,165,760	1,137,313	1,100,614
Alcohol Beverages[1]	621,819	622,333	613,673	623,586	616,739
Soft Drinks	380,177	372,392	359,622	342,946	332,951
Pharmaceuticals[2]	67,605	62,702	57,540	49,617	—
Other Businesses	165,118	166,500	134,924	121,163	150,922
Cost of sales	576,393	577,092	555,223	554,264	538,642
Gross Profit	658,328	646,836	610,536	583,048	561,972
Selling, general and *administrative expenses*	546,619	537,444	508,981	493,259	486,907
Operating Income	111,708	109,392	101,555	89,789	75,065
Income before income taxes and minority interests	109,001	110,018	78,147	74,517	57,134
Net Income	51,263	49,099	32,395	32,540	23,122
EBITDA[3]	188,459	193,507	165,412	157,742	139,233
At year end:					
Total Assets	¥1,937,866	¥1,823,790	¥1,787,867	¥1,744,131	¥1,661,652
Bonds	106,241	171,564	167,428	129,948	87,400
Long-term debt	54,236	67,119	93,617	105,148	74,511
Total shareholders' equity	972,601	858,615	803,882	769,227	782,902

	Yen				
Net income per share:					
Primary	¥ 53.23	¥ 50.58	¥ 33.27	¥ 33.26	¥ 23.49
Diluted	—	—	—	—	23.48
Shareholders' equity per share applicable to the year	1,016.74	888.65	831.84	795.71	795.29
Value Indicators:					
Liquidity Ratios:					
Debt/ equity ratio (times)[4]	0.26	0.31	0.35	0.37	0.24
Interest coverage ratio (times)[5]	12.6	11.1	10.7	10.4	8.1
Investment indicators:					
Price/ earnings ratio (times)[6]	25.8	20.0	27.4	22.7	39.9
Price/ book value (times)[7]	1.4	1.1	1.1	0.9	1.2
Dividends and payout ratio:					
Dividends per share (¥)	14.50	13.50	12.00	12.00	12.00
Payout ratio (%)	27.2	26.7	35.8	36.2	51.1
Return indicators:					
Return on assets (%)[8]	2.7	2.7	1.8	1.9	1.4
Return on equity (%)[9]	5.6	5.9	4.1	4.2	3.0
Turnover ratios:					
Asset turnover (times)[10]	0.9	0.92	0.91	0.93	0.95
Inventory turnover (times)[11]	18.4	19.2	18.5	21.2	24.3

1. *The presentation of the former 'Beer' section was changed to 'Alcohol Beverages' in 2001.*
2. *Kirin's business segments were reorganized from 2003 into four segments: Alcohol Beverages; Soft Drinks; Pharmaceuticals and Others. Business segment information for 2002 has been restated to conform to the new classification; prior years have not been restated.*
3. *EBITDA = Income before income taxes and minority interests – Interest income – Dividend income + Interest expense + Depreciation and amortization + Amortization of consolidation differences*
4. *Debt = Short-tem loans and current maturities of long-term debt + Bonds + Long-term debt*
5. *Interest coverage ratio = (Operating income + Interest and dividend income)/Interest expense*
6. *PER = Year-end share price/Net income per share*
7. *PBR = Year-end share price/Shareholders' equity per share*
8. *ROA = Net income/Average total shareholders' equity*
9. *ROE = Net income/Average total assets*
10. *Asset turnover = Sales/Average total assets*
11. *Inventory turnover = Sales/Average inventories*

Years ended December 31,					
2000	1999	1998	1997	1996	1995
Millions of yen					
¥1,580,825	¥1,451,520	¥1,477,288	¥1,505,074	¥1,596,356	¥1,633,296
507,617	544,270	582,362	640,046	714,199	742,575
1,073,208	907,250	894,926	865,028	882,157	890,721
604,265	523,926	530,636	530,124	580,442	600,466
318,006	280,610	276,534	263,550	242,047	227,919
—	—	—	—	—	—
150,936	102,714	87,755	71,354	59,668	62,336
513,384	433,359	453,421	457,000	462,129	472,727
559,823	473,891	441,504	408,028	420,028	417,994
465,425	396,649	371,735	344,548	345,226	324,204
93,397	77,241	69,768	63,480	74,802	93,790
71,245	69,349	60,415	59,701	73,803	95,503
32,924	33,245	27,058	25,391	34,387	40,068
—	—	—	—	—	—
¥1,627,400	¥1,430,021	¥1,443,179	¥1,451,955	¥1,525,120	¥1,475,147
27,612	—	—	—	—	—
92,370	26,957	22,306	14,034	18,624	73,167
768,486	725,942	735,196	754,888	744,105	721,476
Yen					
¥ 33.18	¥ 32.57	¥ 25.93	¥ 24.12	¥ 32.67	¥ 38.07
33.06	32.51	25.83	24.09	32.13	—
780.58	724.15	715.54	717.25	707.01	685.50
0.19	0.05	0.06	0.04	0.11	0.13
11.6	29.5	24.1	18.4	14.7	13.8
30.9	33.1	55.7	39.4	35.5	32.0
1.3	1.5	2.0	1.3	1.6	1.8
12.00	12.00	12.00	12.00	14.00	12.00
36.3	36.9	46.5	49.8	43.6	31.5
2.2	2.3	1.9	1.7	2.3	2.7
4.4	4.6	3.6	3.4	4.7	5.7
1.03	1.01	1.02	1.01	1.06	1.12
27.7	28.7	28.4	27.3	29.1	28.8

MANAGEMENT'S DISCUSSION AND ANALYSIS

Note: The information presented below is based on extracts from material originally released in Japanese. The original material remains definitive. All comparisons are with the previous financial year unless stated otherwise.

OPERATING ENVIRONMENT AND MARKET OVERVIEW

The domestic economy showed clearer signs of recovery during the fiscal year under review, supported by improved corporate earnings, and an increase in capital investment. Personal consumption continued to gradually increase, adding domestic-driven impetus to the recovery.

In the domestic alcohol beverage market, sales of new genre products grew rapidly, taking 16% of the combined market for beer + happo-shu + new genre. However, overall industry sales in this segment declined year on year, in part reflecting a fall off after the unusually hot summer of the previous year. The market for chu-hi and shochu continued to grow. In the soft drinks market, continued growth in green tea and mineral water contributed to an overall expansion of the market.

Kirin's focus during this period, which was the second year of the Group medium-term business plan for 2004–2006, was to increase the value of the Kirin brand and continue making qualitative changes to become a strong, development and proposal-oriented Group.

CONSOLIDATED SALES AND EARNINGS

Consolidated sales for the year ended December 31, 2005 were lower than in the previous year, declining 1.4% to ¥1,632.2 billion, due to factors such as the higher-than-expected proportion of low-priced new genre products in the sales mix. Income at all levels increased, supported by stronger performance in the alcohol beverage business and other factors, with consolidated operating income up 2.1% to ¥111.7 billion, consolidated ordinary income up 7.8% to ¥114.8 billion, and consolidated net income up 4.4% to ¥51.2 billion.

FULL-YEAR DIVIDEND

Kirin has paid a dividend in every year since its establishment in 1907. Kirin's dividend policy is to aim to achieve a steady, continuous dividend, with a target payout ratio of at least 30% in the medium to long term, considered in conjunction with business investment required for continuous growth. For the fiscal year ended December 31, 2005 the final dividend was ¥7.5 per share, representing a total dividend for the year of ¥14.5 per share. The full year dividend in the previous fiscal year was ¥13.5 per share. Treasury stock purchases will continue to be considered as part of Kirin's policy on returns to shareholders.

ANALYSIS OF SALES AND EARNINGS

Although consolidated sales declined 1.4%, the Kirin Group achieved higher income at all levels for the fourth consecutive year, with operating income rising 2.1% to ¥111.7 billion. Among Group companies, sales at Kirin Brewery decreased by 2.2%, or ¥21.3 billion, and operating income increased 9.8%, or ¥5.2 billion. Net sales at Kirin Beverage decreased 2.0%, or ¥7.8 billion, and operating income decreased 18.0%, or ¥3.5 billion. Net sales at Lion Nathan decreased ¥0.5 billion, and operating income increased ¥2.2 billion. The decrease in consolidated sales reflects factors such as the inclusion of lower priced *Nodogoshi* in the sales mix, and lower soft drinks sales. At the operating income level, strong alcohol business and pharmaceuticals results and equity in earnings of affiliates more than compensated for a decline in soft drinks.

Kirin Group's consolidated net sales (after liquor taxes) increased 0.9% to ¥1,234.7 billion, with cost of sales decreasing ¥0.6 billion to ¥576.3 billion. As a result, gross profit on sales increased ¥11.4 billion to ¥658.3 billion, and the gross profit margin increased from 52.8% to 53.3%. Selling, general and administrative (SG&A) expenses increased 1.7% to ¥546.6 billion, or 44.3% of sales compared to 43.9% in the previous year. Operating income, as noted above, increased 2.1%.

Combined interest and dividend income increased ¥0.1 billion to ¥4.2 billion, primarily because of higher interest income, while interest expense decreased ¥0.9 billion to ¥9.2 billion. Special income decreased ¥31.1 billion to ¥5.8 billion. This mainly reflects the fact that in the previous year a gain of ¥26.1 billion was recorded from *Daiko henjo* (the return to the Japanese government of the substitutional portion of the government pension fund). Gain on the sale of shares of subsidiaries and affiliates was negligible, compared to the ¥8.3 billion recorded in the previous year. Fixed asset impairment losses were negligible, compared to ¥12.4 billion recorded in the previous year, while business restructuring expenses increased ¥3.3 billion to ¥4.2 billion. As a result of these and other factors, income before income taxes and minority interests decreased ¥1.0 billion to ¥109.0 billion.

The adjusted income tax total for 2005 was ¥48.9 billion, for an effective tax rate of 44.9%. Minority interests totaled ¥8.7 billion. As a result of the above, net income for 2005 was ¥51.2 billion, or 4.2% of net sales.

Net income per share was ¥53.23 in 2005. ROE was 5.6% and ROA was 2.7%.

Net Sales, Cost of Sales and Gross Profit Margin



Percent
51.1
51.3
52.4
52.8
53.3
1,100.6
1,137.3
1,165.7
1,223.9
1,234.7
Billions of yen
01
02
03
04
05
● Net Sales
○ Cost of Sales
● Gross Profit Margin

Selling, General and Administrative Expenses and Percentage of Net Sales



Percent
44.2
43.4
43.7
43.9
44.3
486.9
493.2
508.9
537.4
546.6
Billions of yen
01
02
03
04
05
● Selling, General and Adminstrative Expenses
● Percentage of Net Sales

Net Income and Net Income per Share



Yen
23.49
32.26
33.27
50.58
53.23
23.1
32.5
32.3
49.0
51.2
Billions of yen
01
02
03
04
05
● Net Income
● Net Income per Share

RESULTS BY SEGMENT

Kirin Group's operations have since 2003 been organized into four business segments: Alcohol Beverages; Soft Drinks; Pharmaceuticals; and Other Businesses.

ALCOHOL BEVERAGES BUSINESS

Consolidated sales in the Alcohol Beverages segment totaled ¥1,019.3 billion (including liquor tax), 3.2% lower than in the previous year. Operating income increased 8.5% to ¥75.6 billion, or 67.7% of Group operating income. In the industry overall, the beer + happo-shu + new genre market shrank approximately 3% by volume. The biggest influence on sales was the sudden increase in the consumption of lower-priced new genre products (see page 63). These products accounted for approximately 16% of the beer + happo-shu + new genre market in 2005, compared to 5% in 2004.

Against the market trend, Kirin's consolidated sales by volume of beer + happo-shu + new genre increased 0.3%, marking the first year-on-year increase for seven years. This reflected the high sales volumes of Kirin's smash hit *Nodogoshi*, along with continued support for other Kirin beer and happo-shu brands. Growth in the total market for chu-hi flattened off in 2005, rising approximately 3.5% compared to an average increase over the past 5 years of approximately 20%, while sales of Kirin's market-leading brand *Kirin Chu-hi Hyoketsu* increased 0.6%. Lion Nathan and San Miguel, Kirin's major international beer business investments, performed well in 2005, contributing to consolidated results (see next page).

SOFT DRINKS BUSINESS

Consolidated sales in the Soft Drinks segment totaled ¥380.1 billion, 2.1% higher than in the previous year. Operating income decreased 14.9% to ¥19.3 billion, accounting for 17.3% of Group operating income.

Overall sales volumes in the soft drinks industry in Japan are calculated to have increased approximately 2% in 2005, driven by aggressive marketing by companies seeking to capture demand in the high-potential green tea and mineral water markets.

Kirin Beverage Corporation, which forms the core of Kirin's soft drinks business, continued to focus on building its earnings foundation through the development of core brands, and expanding its operational area. The primary factor behind the decline in income from this business segment was cost increases from strategic marketing investment to secure a competitive position in the green tea market and develop other main brands.

PHARMACEUTICALS BUSINESS

Consolidated sales in the Pharmaceuticals segment totaled ¥67.6 billion, 7.8% higher than in the previous year. Operating income increased 17.3% to ¥14.2 billion, representing 12.8% of Group consolidated operating income for the year. Key developments during the year included: shifting to full in-house sales of *ESPO*, a treatment for renal anemia, and *GRAN*, an agent used for the treatment of leucopenia, following the end of a sales contract with Sankyo Co., Ltd.; increased sales in Asia, with combined overseas sales in China, Hong Kong, Taiwan and Korea increasing from ¥3.5 billion to ¥5.0 billion; and the acquisition of shares to make U.S.-based Hematech, LLC (see page 19) a wholly owned subsidiary.

OTHER BUSINESSES

Consolidated sales in the Other Businesses segment totaled ¥165.1 billion, a decrease of 0.8%. Operating income decreased 43.8% to ¥4.4 billion, and accounted for 4.0% of consolidated Group operating income.

Key initiatives during the year included further developing the *Brand Bouquet* flower product range in the agribio business, creating an expanded business collaboration agreement with Yakult Honsha (see page 20), and integrating Kirin Beverage's chilled foods operations with Koiwai Dairy Products.

Other businesses in this segment include engineering and logistics businesses.

Net Sales by Business Segment


616.7
623.5
613.6
622.3
621.8
150.9
49.6
121.1
57.5
134.9
62.7
166.5
67.6
165.1
Billions of yen
01
02
03
04
05
Alcohol Beverages
Soft Drinks
Pharmaceuticals
Others

Net Sales by Geographic Segment


105.2
121.7
140.3
156.8
158.9
47.7
56.8
59.3
55.7
57.4
Billions of yen
01
02
03
04
05
Asia/Oceania
Japan
Others

EBITDA


139.2
157.7
165.4
193.5
188.4
Billions of yen
01
02
03
04
05

RESULTS BY GEOGRAPHIC REGION

Total net sales in Japan increased 0.7% to ¥1,018.3 billion, accounting for 82.5% of consolidated Group sales. Operating income in Japan decreased 4.1% to ¥82.1 billion.

In Asia and Oceania (excluding Japan), sales increased 1.3% to ¥158.9 billion, accounting for 12.9% of consolidated Group sales. Operating income increased 12.5% to ¥26.7 billion

In the Others region (including the United States and Europe), sales increased 3.2% to ¥57.4 billion, accounting for 4.7% of consolidated Group sales. Operating income increased 16.9% to ¥4.5 billion.

Consolidated Kirin Group sales overseas increased 1.6% overall to ¥222.0 billion.

RESULTS OF OPERATIONS BY MAJOR COMPANIES IN 2005

(¥ billion)	Sales	Operating income	Ordinary income	Net income	Kirin Group consolidated net income
Major Consolidated Subsidiaries					
Kirin Beverage Corporation	379.3	16.0	15.6	5.2	3.1
Lion Nathan Ltd.	144.9	34.0	27.9	18.5	8.5
Consolidation adjustment of intangible assets		(5.9)	(5.9)	(5.9)	(2.7)
Amortization of consolidation differences		(2.5)	(2.5)	(2.5)	(2.5)
Major Affiliates					
Kinki Coca-cola Bottling Co., Ltd.	180.9	6.1	6.1	3.4	1.4
Yonekyu Corporation	132.8	3.8	4.0	2.1	0.3
San Miguel Corporation	467.9	34.8	24.0	16.0	3.2
Total equity in earnings of affiliates in above companies			4.9	4.9	4.9
Amortization of consolidation difference equivalents of San Miguel Corporation			(2.1)	(2.1)	(2.1)

EBITDA

EBITDA (income before income taxes and minority interests - interest income - dividend income + interest expense + amortization of consolidation differences + depreciation and amortization) for 2005 decreased ¥5.0 billion to ¥188.4 billion, due mainly to a decrease in depreciation and amortization.

CAPITAL INVESTMENTS

Consolidated plant and equipment investment for 2005 decreased ¥6.0 billion to ¥62.9 billion on a payment basis. Major facilities completed during the fiscal year or under construction or consideration included: renovation of Kirin Brewery's Fukuoka plant; expansion of the Takasaki pharmaceuticals plant; and vending machine purchases at Kirin Beverage.

RESEARCH AND DEVELOPMENT

It is Kirin's policy to invest appropriately in research and development in pursuit of business growth in each of its business segments. Consolidated Group R&D expenses for 2005 increased 1.9% to ¥28.7 billion, representing 2.3% of consolidated net sales.

EMPLOYEES

As of December 31, 2005, the total number of employees in the consolidated Group was 22,089, comprising: 7,734 in the Alcohol Beverages business; 5,062 in the Soft Drinks business; 1,459 in the Pharmaceuticals business; 7,346 in Other businesses; and 488 in administration. Kirin Brewery, the parent company, had 5,192 full-time employees, 247 fewer than one year earlier. These employees had an average age of 40.5 years and had served with Kirin for an average of 16.4 years.

CONSOLIDATED CASH FLOWS

Net cash provided by operating activities decreased ¥23.2 billion to ¥104.7 billion. Principal factors affecting this outcome included a decrease in income taxes of ¥12.5 billion and a ¥32.4 billion increase in outflows of working capital resulting from changes in items such as inventory, accounts receivable, liquor taxes payable.

Net cash used in investing activities increased ¥22.4 billion to ¥66.6 billion. Investment in fixed assets was ¥62.9 billion, ¥6.0 billion less than in the previous fiscal year. Investments in marketable securities and investment securities, which included the acquisition of further shares in SAN MIGUEL CORPORATION, totaled ¥35.4 billion, ¥32.6 billion higher than in the previous year. The sale or redemption of marketable securities and investment securities resulted in proceeds of ¥18.4 billion.

Free Cash Flows* and Capital Expenditure


Billions of yen
59.0
71.4
85.4
(87.6)
55.5
59.7
83.7
69.0
38.0
62.9
01
02
03
04
05

● Free Cash Flows
○ Capital Expenditure

*Free cash flows = Net cash provided by operating activities – Net cash used in investing activities

Working Capital and Current Ratio


Percent
125.2
113.5
127.5
140.2
124.6
Billions of yen
111.3
62.4
121.9
179.0
117.4
01
02
03
04
05

● Working Capital
● Current Ratio

Total Capital


Billions of yen
970.9
1,052.0
1,081.6
1,122.0
1,221.1
01
02
03
04
05

	01	02	03	04	05
■	161.9	235.0	261.0	238.6	160.4
□	26.1	47.8	16.8	24.8	88.1
■	782.9	769.2	803.8	858.6	972.6

● Long-Term Debt and Bonds ● Shareholders' Equity
○ Short-Term Loans/Long-Term Debt with Current Maturities and Bonds due within one year

Net cash used in financing activities increased ¥16.1 billion year on year to ¥52.0 billion. Cash dividends paid increased ¥2.2 billion to ¥21.5 billion, repayment of borrowings resulted in outflows of ¥19.1 billion, and the purchase of treasury stock resulted in outflows of ¥10.6 billion.

Consolidated cash and cash equivalents ("cash") totaled ¥164.8 billion as of December 31, 2005, a decrease of ¥12.4 billion compared to the end of the previous fiscal year. Cash outlays for investment in fixed assets, particularly in the domestic alcohol beverages business, were covered by available cash resources.

FINANCIAL POSITION

Total assets at the end of 2005 were ¥1,937.8 billion, an increase of ¥114.0 billion compared to one year earlier. The increase in total assets was mainly due to an increase in investment securities.

Current assets decreased ¥25.9 billion to ¥594.8 billion, due mainly to a decrease in cash. Current liabilities increased ¥34.5 billion to ¥477.3 billion. The current ratio was 124.6%, compared to 140.2% one year earlier.

Inventories increased ¥10.8 billion to ¥94.1 billion. The inventory turnover rate was 18.4 times, a decrease of 0.8 times.

Total fixed assets were higher than at December 31, 2004, increasing ¥140.0 billion to ¥1,343.0 billion. Property plant and equipment decreased ¥3.39 billion to ¥582.8 billion. Intangible assets increased ¥0.9 billion to ¥135.8 billion. Investments and other assets increased ¥142.5 billion to ¥624.2 billion, mainly due to a ¥144.6 billion increase in investment securities. Long-term liabilities decreased ¥34.8 billion to ¥408.5 billion, with significant items including a ¥65.3 billion decrease in outstanding bonds, a ¥12.8 billion decrease in long-term debt, and additional deferred tax liabilities of ¥62.4 billion. Total shareholders' equity increased ¥113.9 billion to ¥972.6 billion, mainly due to increases in retained earnings and net unrealized holding gains on securities. The shareholders' equity ratio rose 3.1 percentage points to 50.2%.

OUTLOOK FOR 2006

The Japanese economy has been showing increasingly positive signs of a recovery. Domestic consumption has picked up, and the period of entrenched deflation is widely believed to have come to an end.

2006 is the final year of the 2004–2006 Kirin medium-term business plan, and during the year Kirin intends to continue its qualitative transformation into a corporate group that is strong in development and proposal-based marketing.

Looking at the key categories of the domestic alcohol beverage business, Kirin envisages that industry volumes of beer + happo-shu + new genre will decrease approximately 1%, with beer decreasing approximately 1% and happo-shu decreasing approximately 10%. The new genre segment is expected to grow to approximately 16% in volume, and chu-hi to grow approximately 5%. Within this market context, Kirin will strive to generate sales growth and outperform the industry in total volumes of beer + happo-shu + new genre, as well as in each of the component categories. Kirin is pursuing further strong sales growth in *Nodogoshi*, and is aiming to lead industry growth in chu-hi.

As a result of the above efforts, along with ongoing measures to enhance Kirin brand value and work toward achieving the objectives and forecasts of the Group's 2004–2006 medium-term business plan in each of Kirin's business divisions, Kirin is forecasting consolidated sales for the fiscal year ending December 31, 2006 to grow 2.3% year on year to ¥1,670.0 billion, with consolidated operating income increasing 4.7% to ¥117.0 billion. Consolidated ordinary income is forecast to increase 2.7% to ¥118.0 billion, with consolidated net income rising 5.3% to ¥54.0 billion.

Disclaimer

Statements in this report that are not historical fact are forward-looking statements based on the current beliefs, estimates, and expectations of management. Various risks and uncertainties could cause results to differ materially from these projections. These risks and uncertainties include exchange rates, changes in domestic or overseas economic conditions, changes in consumer behavior or competitor activity, and changes in laws, regulations or policies in any of the countries where Kirin conducts operations. Kirin adopts measures to control these and other types of risks, but does not guarantee that such measures will be effective.

R&D Expenses and Percentage of Net Sales



Percent
2.1
2.0
2.3
2.3
2.3
Billions of yen
23.0
23.0
26.5
28.2
28.7
01
02
03
04
05
R&D Expenses
Percentage of Net Sales

CONSOLIDATED BALANCE SHEETS

Kirin Brewery Company, Limited and Consolidated Subsidiaries
December 31, 2005 and 2004

	Millions of yen		Thousands of U.S. dollars (Note 1)
ASSETS	2005	2004	2005
Current Assets			
Cash (Note 15)	¥ 169,334	¥ 183,501	$ 1,434,190
Notes and accounts receivable, trade (Note 3)	290,077	292,708	2,456,825
Marketable securities (Note 11)	50	800	423
Inventories	94,156	83,296	797,462
Deferred tax assets (Note 16)	16,568	19,919	140,328
Other	27,219	45,111	230,538
Allowance for doubtful accounts	(2,551)	(4,489)	(21,605)
Total Current Assets	594,855	620,848	5,038,163
Fixed Assets			
Property, plant and equipment (Notes 3 and 4)			
(Net of accumulated depreciation and accumulated loss from impairment)			
Buildings and structures	191,182	190,537	1,619,233
Machinery, equipment and vehicles	172,252	165,881	1,458,901
Land (Note 19)	156,380	154,474	1,324,471
Construction in progress	25,990	33,567	220,124
Other	37,081	41,819	314,064
Total	582,887	586,279	4,936,794
Intangible Assets			
Goodwill	22,509	22,016	190,644
Consolidation differences	38,412	40,275	325,338
Other	74,954	72,652	634,828
Total	135,876	134,945	1,150,810
Investments and Other Assets			
Investment securities (Notes 11 and 14)	516,757	372,095	4,376,706
Long-term loans receivable	6,261	5,629	53,033
Life insurance investments	37,193	36,491	315,013
Deferred tax assets (Note 16)	15,757	17,970	133,458
Other (Note 14)	52,058	53,464	440,908
Allowance for doubtful accounts	(3,781)	(3,935)	(32,026)
Total	624,247	481,716	5,287,093
Total Fixed Assets	1,343,010	1,202,941	11,374,699
Total Assets	¥1,937,866	¥1,823,790	$16,412,862

The accompanying notes are an integral part of these statements.

LIABILITIES, MINORITY INTERESTS AND SHAREHOLDERS' EQUITY	Millions of yen 2005	2004	Thousands of U.S. dollars (Note 1) 2005
Current Liabilities			
Notes and accounts payable, trade	¥ 107,436	¥ 111,418	$ 909,936
Short-term loans payable and long-term debt with current maturities (Note 3)	18,269	24,882	154,736
Bonds due within one year (Note 3)	69,900	—	592,022
Liquor taxes payable	107,563	117,066	911,016
Income taxes payable	20,270	13,523	171,679
Accrued expenses	79,479	78,656	673,159
Deposits received	29,318	51,176	248,310
Other	45,154	46,124	382,438
Total Current Liabilities	477,392	442,847	4,043,299
Long-term Liabilities			
Bonds (Note 3)	106,241	171,564	899,821
Long-term debt (Note 3)	54,236	67,119	459,357
Deferred tax liabilities (Note 16)	62,443	—	528,869
Deferred tax liability due to land revaluation (Note 19)	3,197	3,197	27,083
Employees' pension and retirement benefits (Note 18)	71,958	73,227	609,457
Retirement benefits for directors and corporate auditors	1,268	1,132	10,744
Reserve for repair and maintenance of vending machines	7,168	8,421	60,716
Reserve for loss on repurchase of land	3,643	5,157	30,855
Reserve for losses on guarantees	786	—	6,662
Deposits received (Note 3)	72,507	73,374	614,105
Other	25,127	40,273	212,821
Total Long-term Liabilities	408,580	443,469	3,460,493
Total Liabilities	885,972	886,317	7,503,792
Minority Interests	79,292	78,857	671,572
Contingent Liabilities and Commitments (Notes 5 and 13)			
Shareholders' Equity (Notes 2 and 20)			
Common stock			
Authorized — 1,732,026,000 shares			
Issued — 984,508,387 shares	102,045	102,045	864,282
Capital surplus	70,999	70,984	601,333
Retained earnings	730,226	687,905	6,184,693
Land revaluation difference (Note 19)	(4,713)	(4,713)	(39,918)
Net unrealized holding gains on securities	117,207	52,463	992,692
Foreign currency translation adjustments	(18,073)	(35,614)	(153,072)
Treasury stock, at cost 28,173,415 and 18,577,240 shares in 2005 and 2004, respectively	(25,091)	(14,456)	(212,513)
Total Shareholders' Equity	972,601	858,615	8,237,497
Total Liabilities, Minority Interests and Shareholders' Equity	¥1,937,866	¥1,823,790	$16,412,862

CONSOLIDATED STATEMENTS OF INCOME

	Millions of yen			Thousands of U.S. dollars (Note 1)
	2005	2004	2003	2005
Sales	¥1,632,249	¥1,654,886	¥1,597,509	$13,824,419
Less liquor taxes (Note 2)	397,527	430,957	431,749	3,366,878
Net sales	1,234,721	1,223,929	1,165,760	10,457,540
Cost of sales	576,393	577,092	555,223	4,881,791
Gross profit	658,328	646,836	610,536	5,575,749
Selling, general and administrative expenses (Note 6)	546,619	537,444	508,981	4,629,624
Operating income	111,708	109,392	101,555	946,124
Non-operating income				
Interest income	1,058	750	835	8,965
Dividend income	3,225	3,341	2,919	27,316
Equity in earnings of affiliates	8,495	5,112	—	71,956
Rental income	—	1,621	—	—
Gain on transactions related to gift coupon (Note 7)	—	—	2,315	—
Other	6,038	3,209	4,109	51,141
Total	18,817	14,034	10,179	159,379
Non-operating expenses				
Interest expense	9,231	10,221	9,822	78,188
Loss on sale and disposal of finished goods	1,963	1,326	1,374	16,631
Equity in loss of affiliates	—	—	2,189	—
Other	4,449	5,315	3,671	37,687
Total	15,645	16,864	17,057	132,507
Ordinary income	114,881	106,562	94,676	972,995
Special income				
Gain on sale of fixed assets	1,440	1,766	896	12,204
Reversal of allowance for doubtful accounts	2,182	331	503	18,486
Gain on sale of investment securities (Note 11)	1,633	319	77	13,836
Gain on release from the substitutional portion of the government's welfare pension insurance scheme (Note 2)	536	26,162	2,883	4,543
Gain on sale of shares of subsidiaries and affiliates	8	8,333	—	70
Total	5,802	36,913	4,361	49,141
Special expenses				
Loss on disposal of fixed assets	4,264	5,743	3,747	36,118
Loss on sale of fixed assets	605	251	1,757	5,132
Loss on impairment (Note 8)	85	12,419	—	720
Loss on devaluation of investment securities (Note 11)	1,466	1,150	810	12,423
Loss on sale of investment securities (Note 11)	55	17	316	466
Business restructuring expense (Note 9)	4,259	912	8,637	36,073
Loss on sale of shares of subsidiaries and affiliates	159	—	—	1,347
Expense of reserve for losses on guarantees	786	—	—	6,662
Loss on devaluation of fixed assets of foreign subsidiaries	—	12,962	—	—
Expense of reserve for loss on repurchase of land	—	—	4,969	—
Loss on devaluation of land (Note 10)	—	—	650	—
Total	11,682	33,458	20,890	98,944
Income before income taxes and minority interests	109,001	110,018	78,147	923,193
Income taxes — current	40,226	39,738	41,236	340,703
Income taxes — deferred	8,722	13,518	(2,094)	73,875
Minority interests	8,788	7,662	6,610	74,437
Net income	¥ 51,263	¥ 49,099	¥ 32,395	$ 434,176

	Yen			U.S. dollars (Note 1)
Earnings per share				
Primary	¥53.23	¥50.58	¥33.27	$0.45
Diluted	—	—	—	—
Cash dividends per share applicable to the year (Note 2)	14.50	13.50	12.00	0.12

The accompanying notes are an integral part of these statements.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

	Millions of yen			Thousands of U.S. dollars (Note 1)
	2005	2004	2003	2005
Common stock				
Number of shares (Thousands of shares)				
Balance at beginning of year	984,508	984,508	984,508	
Balance at end of year	984,508	984,508	984,508	
Amount				
Balance at beginning of year	¥ 102,045	¥ 102,045	¥ 102,045	$ 864,282
Balance at end of year	¥ 102,045	¥ 102,045	¥ 102,045	$ 864,282
Capital surplus				
Additional paid-in capital:				
Balance at beginning of year	¥ 70,984	¥ 70,868	¥ 70,868	$ 601,210
Increase in capital surplus				
Surplus from sale of treasury stock	14	116	—	122
Balance at end of year	¥ 70,999	¥ 70,984	¥ 70,868	$ 601,333
Retained earnings				
Retained earnings at beginning of year	¥ 687,905	¥ 651,078	¥ 630,744	$ 5,826,247
Increase in retained earnings				
Increase due to assets revaluation of foreign subsidiaries	3,081	—	—	26,098
Foreign currency translation adjustments of foreign subsidiaries and affiliates	864	287	303	7,325
Increase due to change in accounting standards of foreign subsidiaries and affiliates	861	—	—	7,298
Increase resulting from newly consolidated subsidiaries	—	—	2	—
Total	4,808	287	306	40,722
Decrease in retained earnings				
Cash dividends paid	13,458	12,078	11,599	113,984
Bonuses paid to directors and corporate auditors (Including corporate auditors' portion of ¥15 million ($132 thousand), ¥14 million and ¥34 million for 2005, 2004 and 2003, respectively)	248	251	273	2,108
Decrease due to inclusion of subsidiaries in the consolidation scope	42	—	—	359
Decrease due to exclusion of subsidiaries from the consolidation scope	—	62	94	—
Decrease due to assets revaluation of foreign subsidiaries	—	72	400	—
Decrease due to decrease in number of companies in equity method	—	93	—	—
Reversal of land revaluation difference	—	0	0	—
Total	13,749	12,559	12,368	116,452
Net income	51,263	49,099	32,395	434,176
Retained earnings at end of year	¥ 730,226	¥ 687,905	¥ 651,078	$ 6,184,693
Land revaluation difference				
Balance at beginning of year	¥ (4,713)	¥ (1,673)	¥ (1,627)	$ (39,918)
Effect of valuation allowance of deferred tax asset	—	(3,043)	—	—
Effect of change in interests of the Company	—	4	(7)	—
Reversal of land revaluation differences	—	—	0	—
Effect of change in statutory tax rate	—	—	(39)	—
Balance at end of year	¥ (4,713)	¥ (4,713)	¥ (1,673)	$ (39,918)
Treasury stock				
Balance at beginning of year	¥ (14,456)	¥ (14,183)	¥ (13,628)	$ (122,437)
Purchase of treasury stock	(10,693)	(785)	(357)	(90,568)
Sale of treasury stock	58	513	—	492
Cumulative effect for a change in accounting principles (Note 2)	—	—	(197)	—
Balance at end of year	¥ (25,091)	¥ (14,456)	¥ (14,183)	$ (212,513)

The accompanying notes are an integral part of these statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Millions of yen			Thousands of U.S. dollars (Note 1)
	2005	2004	2003	2005
Cash flows from operating activities				
Income before income taxes and minority interests	¥ 109,001	¥ 110,018	¥ 78,147	$ 923,193
Adjustments to reconcile income before income taxes and minority interests to net cash provided by operating activities:				
Depreciation and amortization	71,002	74,059	75,328	601,359
Loss on impairment	85	12,419	—	720
Amortization of consolidation differences	3,507	3,299	5,868	29,707
Increase (decrease) in employees' pension and retirement benefits	(1,258)	13,174	(12,485)	(10,661)
Increase (decrease) in prepaid pension cost	—	(20,156)	—	—
Interest and dividend income	(4,283)	(4,091)	(3,755)	(36,282)
Equity in earnings of affiliates	(8,495)	(5,112)	—	(71,956)
Interest expense	9,231	10,221	9,822	78,188
Gain on sale of fixed assets	(1,440)	(1,766)	(896)	(12,204)
Gain on sale of marketable securities and investment securities	(1,633)	(319)	(77)	(13,836)
Gain on release from the substitutional portion of the government's welfare pension insurance scheme	—	(26,162)	—	—
Gain on sale of shares of subsidiaries and affiliates	—	(8,333)	—	—
Loss on disposal and sale of fixed assets	4,870	5,995	5,505	41,250
Loss on devaluation of investment securities	1,466	1,150	810	12,423
Loss on devaluation of fixed assets of foreign subsidiaries	—	12,962	—	—
Decrease (increase) in notes and accounts receivable, trade	3,238	(2,662)	(13,243)	27,431
Decrease (increase) in inventories	(8,336)	6,283	1,201	(70,609)
Increase (decrease) in notes and accounts payable, trade	(4,329)	3,964	3,213	(36,668)
Increase (decrease) in liquor taxes payable	(9,724)	(173)	2,296	(82,365)
Increase (decrease) in consumption taxes payable	(4,044)	—	—	(34,252)
Increase (decrease) in deposits received	(21,858)	—	(6,224)	(185,128)
Increase (decrease) in reserve for loss on repurchase of land	—	—	4,969	—
Other	4,449	(5,724)	8,962	37,689
Sub-total	141,447	179,046	159,444	1,197,999
Interest and dividend received	7,254	6,284	5,911	61,444
Interest paid	(9,114)	(9,967)	(9,735)	(77,199)
Income taxes paid	(34,871)	(47,399)	(37,189)	(295,344)
Net cash provided by operating activities	104,716	127,963	118,430	886,900
Cash flows from investing activities				
Payment for purchases of property, plant and equipment and intangible assets	(62,960)	(69,020)	(59,757)	(533,245)
Proceeds from sale of property, plant and equipment and intangible assets	14,339	5,261	4,375	121,452
Payment for purchases of marketable securities and investment securities	(35,409)	(2,758)	(3,951)	(299,905)
Proceeds from sale and redemption of marketable securities and investment securities	18,447	18,170	5,473	156,241
Payment for purchases of shares of subsidiaries	(6,755)	—	—	(57,212)
Payment for acquisition of shares of newly consolidated subsidiaries (Note 15)	(2,336)	(963)	(11,041)	(19,784)
Proceeds from sale of shares of subsidiaries excluded from the consolidation scope (Note 15)	7,718	810	—	65,371
Proceeds from acquisition of shares of newly consolidated subsidiaries (Note 15)	—	356	—	—
Other	261	3,891	2,034	2,215
Net cash used in investing activities	(66,693)	(44,252)	(62,867)	(564,867)
Cash flows from financing activities				
Increase (decrease) in short-term loans payable	(287)	(6,824)	(5,312)	(2,433)
Proceeds from long-term debt	6,325	23,409	27,599	53,578
Repayment of long-term debt	(25,151)	(32,698)	(67,926)	(213,023)
Payment for purchase of treasury stock	(10,693)	(785)	(357)	(90,568)
Proceeds from sale of treasury stock	72	432	—	615
Cash dividends paid	(13,446)	(12,088)	(11,592)	(113,884)
Cash dividends paid to minority shareholders	(8,086)	(7,187)	(6,089)	(68,492)
Proceeds from issue of bonds	—	—	33,908	—
Other	(774)	(159)	(248)	(6,560)
Net cash used in financing activities	(52,041)	(35,901)	(30,018)	(440,770)
Effect of exchange rate fluctuation on cash and cash equivalents	1,563	(424)	(688)	13,238
Net increase (decrease) in cash and cash equivalents	(12,456)	47,385	24,855	(105,499)
Cash and cash equivalents at beginning of year	177,257	129,978	105,625	1,501,289
Net increase (decrease) in cash and cash equivalents from new consolidation/de-consolidation of subsidiaries	—	(105)	(503)	—
Cash and cash equivalents at end of year (Note 15)	¥ 164,800	¥ 177,257	¥ 129,978	$ 1,395,789

The accompanying notes are an integral part of these statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. BASIS OF PRESENTING CONSOLIDATED FINANCIAL STATEMENTS

The accompanying consolidated financial statements have been prepared in accordance with the provisions set forth in the Japanese Securities and Exchange Law and its related accounting regulations, and in conformity with accounting principles generally accepted in Japan ("Japanese GAAP"), which are different in certain respects as to application and disclosure requirements of International Financial Reporting Standards.

The accounts of consolidated overseas subsidiaries are based on their accounting records maintained in conformity with generally accepted accounting principles and practices prevailing in the respective countries of domicile. The accompanying consolidated financial statements have been restructured and translated into English (with some expanded descriptions and the inclusion of consolidated statements of shareholders' equity) from the consolidated financial statements of Kirin Brewery Company, Limited (the "Company") prepared in accordance with Japanese GAAP and filed with the appropriate Local Finance Bureau of the Ministry of Finance as required by the Securities and Exchange Law. Some supplementary information included in the statutory Japanese language consolidated financial statements, but not required for fair presentation, is not presented in the accompanying consolidated financial statements.

The translations of the Japanese yen amounts into U.S. dollars are included solely for the convenience of readers outside Japan, using the prevailing exchange rate at December 31, 2005, which was ¥118.07 to U.S.$1. The convenience translations should not be construed as representations that the Japanese yen amounts have been, could have been, or could in the future be, converted into U.S. dollars at this or any other rate of exchange.

Fractions less than one million yen have been omitted. As a result, the total amounts in Japanese yen and translated U.S. dollars shown in the consolidated financial statements and notes to the consolidated financial statements do not necessarily agree with the sum of the individual amounts.

2. SIGNIFICANT ACCOUNTING POLICIES

(1) CONSOLIDATION

The accompanying consolidated financial statements include the accounts of the Company and all significant subsidiaries that are controlled through substantial ownership of majority voting rights or through certain other means. All significant inter-company balances and transactions have been eliminated in the consolidation. In the elimination of investments in subsidiaries, the assets and liabilities of the subsidiaries, including the portion attributable to minority shareholders, are evaluated using the fair value at the time when the Company acquired control of the respective subsidiaries. The number of consolidated subsidiaries was as follows:

	Number of companies at year-end		
	2005	2004	2003
Consolidated subsidiaries	257	276	309

The changes of the scope of consolidation are as follows:

(a) In 2005, due to new establishment, a subsidiary of Kirin Beverage Corporation became a consolidated subsidiary.
(b) In 2005, due to new acquisition, 3 subsidiaries of Lion Nathan Ltd. became consolidated subsidiaries.
(c) In 2005, due to new acquisition and establishment, 3 subsidiaries of Kirin Agribio EC B.V. and 6 other companies became consolidated subsidiaries.
(d) In 2005, due to completion of liquidation, 25 subsidiaries of Lion Nathan Ltd. and 2 subsidiaries were excluded from the consolidation scope.
(e) In 2005, due to sale of shares, 3 companies including Kirin Feed Limited were excluded from the consolidation scope.
(f) In 2005, due to merger, 1 subsidiary of The Coca-Cola Bottling Company of Northern New England, Inc. and 1 subsidiary were excluded from the consolidation scope.
(g) In 2004, due to acquisition of additional shares, Koiwai Dairy Products Co., Ltd. became a consolidated subsidiary.
(h) In 2004, due to new establishment or acquisition, 7 companies including Kirin (China) Investment Company, Limited became consolidated subsidiaries.
(i) In 2004, due to increase in materiality, a subsidiary of Kirin Beverage Corporation became a consolidated subsidiary.
(j) In 2004, due to completion of liquidation, 17 subsidaries of Lion Nathan Ltd. were excluded from the consolidation scope.
(k) In 2004, due to merger, 2 companies including Kirin-Asupro Sales Corporation were excluded from the consolidation scope.
(l) In 2004, due to sale of shares, 21 subsidiaries of Lion Nathan Ltd. and 2 subsidiaries were excluded from the consolidation scope.

Certain subsidiaries including Kirin Agribio USA, Inc. were excluded from the consolidation scope because the effect of their sales, net income or losses, total assets and retained earnings on the accompanying consolidated financial statements are immaterial.

Fiscal year-ends of the following consolidated subsidiaries are different from that of the Company:

	2005		2004	
Consolidated subsidiaries	Fiscal year-end		Fiscal year-end	
Lion Nathan Ltd. and its subsidiaries	September 30	(i)	September 30	(i)
Twyford International Inc. and its subsidiaries	September 30	(i)	September 30	(i)
Japan Potato Corporation	September 30	(i)	September 30	(i)
Kirin Well-Foods Company, Limited	December 31	(ii)	November 30	(i)

(i) The Company used the financial statements of the companies as of their fiscal year-ends and for the years then ended for consolidation.
(ii) Kirin Well-Foods Company, Limited has changed its fiscal year-end from November 30 to December 31.

With respect to (i), the Company made necessary adjustments for major transactions between the fiscal year-ends of the consolidated subsidiaries and fiscal year-end of the Company.

Differences between the acquisition costs and the underlying net equities of investments in consolidated subsidiaries are recorded as consolidation differences in the consolidated balance sheets and amortized using the straight-line method over periods between fifteen and twenty years. If the amount is small, it is fully recognized as expenses as incurred.

(2) EQUITY METHOD

Investments in significant unconsolidated subsidiaries and affiliates (principally 20% to 50% interest owned) are accounted for by the equity method and, accordingly, they are stated at purchase costs adjusted for equity earnings and losses belonging to the investments after elimination of unrealized inter-company profits and losses from the date of acquisition of shares. The number of unconsolidated subsidiaries and affiliates accounted for by the equity method was as follows:

	Number of companies at year-end		
	2005	2004	2003
Unconsolidated subsidiaries and affiliates accounted for by the equity method	16	15	15

The changes of the scope of application of the equity method are as follows:

(a) In 2005, due to new acquisition, an affiliate of Kirin (China) Investment Company, Limited became an affiliate accounted for by the equity method.

(b) In 2004, due to new establishment or acquisition, 2 companies including an affiliate of Kirin Beverage Corporation became affiliates accounted for by the equity method.

(c) In 2004, Koiwai Dairy Products Co., Ltd. was reclassified as a consolidated subsidiary due to acquisition of additional shares, and excluded from the scope of application of the equity method.

(d) In 2004, due to sale of shares, Marinenet Co., Ltd. was excluded from the scope of application of the equity method.

Certain investments in unconsolidated subsidiaries including Kirin Agribio USA, Inc. and affiliates including Diamond Sports Club Co., Ltd were not accounted for by the equity method, and were stated at cost because the effect of their net income or losses and retained earnings on the accompanying consolidated financial statements are immaterial.

Although the Company holds voting interest greater than 20% yet less than 50% in Societe Immobiliere Et Financiere Pour L'alimentation, the Company does not have significant influence over this entity. Therefore, the investment is not accounted for by the equity method.

Where fiscal year-ends of the affiliated companies accounted for by the equity method are different from that of the Company, the Company mainly used their financial statements as of their fiscal year-ends and for the years then ended for applying the equity method. Where the difference between the Company's and an affiliates' year-end is more than 6 months, the Company used their interim financial statements that were for the most recent accounting periods and necessary adjustments were made for applying the equity method.

(3) FOREIGN CURRENCY TRANSLATION INTO JAPANESE YEN

(a) Translation of accounts

All short-term and long-term monetary receivables and payables denominated in foreign currencies are translated into Japanese yen at the exchange rates prevailing on the balance sheet date. Gains and losses resulting from the translation are recognized in the consolidated statements of income as incurred.

(b) Financial statements denominated in foreign currencies

Balance sheets of consolidated overseas subsidiaries are translated into Japanese yen at the year-end rate except for shareholders' equity accounts, which are translated at the historical rates. Income statements of consolidated overseas subsidiaries are translated at average rates except for transactions with the Company, which are translated at the rates used by the Company.

(4) CASH AND CASH EQUIVALENTS

In preparing the consolidated statements of cash flows, cash on hand, readily available deposits and short-term highly liquid investments with negligible risk of changes in value and maturities not exceeding three months at the time of purchase are considered to be cash and cash equivalents.

(5) MARKETABLE AND INVESTMENT SECURITIES

According to the accounting standard, the Company and consolidated subsidiaries examine the intent of holding each security and classify those securities as (a) securities held for trading purposes, (b) debt securities intended to be held to maturity (hereafter, "held-to-maturity debt securities"), (c) equity securities issued by subsidiaries and affiliated companies, or (d) all other securities that are not classified in any of the above categories (hereafter, "available-for-sale securities"). The Company and consolidated subsidiaries did not have any security defined as (a) above for the years ended December 31, 2005 and 2004.

Held-to-maturity debt securities are stated at amortized cost. Equity securities issued by subsidiaries and affiliates that are not consolidated or accounted for by the equity method are stated at the moving-average cost. Available-for-sale securities with fair market value are stated at fair market value as of the balance sheet date. Unrealized gains and unrealized losses on these securities are reported, net of applicable income taxes, as a separate component of shareholders' equity. Realized gains and losses on sale of such securities are computed using the moving-average method. Available-for-sale securities without fair market value are stated at the moving-average cost.

If the market value of held-to-maturity debt securities, equity securities issued by unconsolidated subsidiaries and affiliated companies, or available-for-sale securities declines significantly, such securities are restated at fair market value and the difference between fair market value and the carrying amount is recognized as loss in the period of the decline.

For equity securities without fair market value, if the net asset value of the investee declines significantly, such securities are restated to net asset value with the corresponding losses recognized in the period of decline.

In these cases, such fair market value or the net asset value will be the carrying amount of the securities at the beginning of the next year.

(6) INVENTORIES

Merchandise, finished goods and semi-finished goods are mainly stated at cost determined by the periodic average method. Raw materials, containers and supplies are mainly stated at cost determined by the moving-average method. Construction in process is stated at cost determined by the specific identification method.

(7) ALLOWANCE FOR DOUBTFUL ACCOUNTS

In accordance with the accounting standard, the Company and consolidated subsidiaries provide allowance for doubtful accounts in an amount sufficient to cover probable losses on collection. It consists of the estimated uncollectible amount with respect to certain identified doubtful receivables and an amount calculated using the actual percentage of collection losses.

(8) PROPERTY, PLANT AND EQUIPMENT, AND DEPRECIATION

Property, plant and equipment are stated at cost net of accumulated depreciation and accumulated loss from impairment. Depreciation for the Company and consolidated domestic subsidiaries is calculated using the declining-balance method except for buildings (excluding building fixtures) acquired on or after April 1, 1998, which are depreciated using the straight-line method. Depreciation for several consolidated subsidiaries is calculated using the straight-line method. Leased assets are depreciated over each lease term based on the straight-line method with the estimated residual value at the end of the lease term.

(9) INTANGIBLE ASSETS

The Company and consolidated domestic subsidiaries amortize intangible assets using the straight-line method. Consolidated overseas subsidiaries mainly adopt the straight-line method over 20 years.

(10) IMPAIRMENT OF FIXED ASSETS

Effective from the year ended December 31, 2004, the Company adopted the new accounting standard for impairment of fixed assets ("Opinion Concerning Establishment of Accounting Standard for Impairment of Fixed Assets" issued by the Business Accounting Deliberation Council on August 9, 2002) and "Implementation Guidance for the Accounting Standard for Impairment of Fixed Assets" (the Financial Accounting Standard Implementation Guidance No. 6 issued by the Accounting Standards Board of Japan on October 31, 2003) with early adoption permitted from the year ended March 31, 2004 or thereafter.

As a result, income before income taxes and minority interests decreased by ¥12,419 million for the year ended December 31, 2004, compared with what would have been reported if the new accounting standard had not been adopted early.

Accumulated loss from impairment is deducted directly from the acquisition costs of the related assets in accordance with the revised disclosure requirements.

(11) EMPLOYEES' PENSION AND RETIREMENT BENEFITS

The Company and consolidated subsidiaries provide allowance for employees' pension and retirement benefits at the balance sheet date based on the estimated amounts of projected benefit obligation and the fair value of the plan assets at the end of the fiscal year. Prior service cost is amortized on the straight-line method over mainly 15 years. Actuarial differences are amortized by the straight-line method over the average estimated service period, which is mainly 15 years, beginning from the following fiscal year.

(Backgrounds for below-mentioned "Return of substitutional portion of Welfare Pension Insurance")

Employees of Japanese companies are compulsorily included in the Welfare Pension Insurance Scheme operated by the government. Employers are legally required to deduct employees' welfare pension insurance contributions from their payroll and to pay them to the government together with employers' own contributions. For companies that have established their own employees' pension fund that meets certain legal requirements, it is possible to transfer a part of their welfare pension insurance contributions (referred to as the "substitutional portion" of the government's Welfare Pension Insurance Scheme) to their own employees' pension fund under the government's permission and supervision.

(Return of substitutional portion of Welfare Pension Insurance for the year ended December 31, 2003)

Based on the enforcement of Defined Benefit Corporate Pension Law, Kirin Brewery Employees' Pension Fund, established by the Company, was permitted by the Minister of Health, Labour and Welfare on August 13, 2003 to be released from its future obligation for payment for the substitutional portion of the Welfare Pension Insurance Scheme.

The amount of pension plan assets expected to be transferred back to the government (minimum legal reserve) was measured at ¥52,771 million as of December 31, 2003. If the payment of the amount were made on that date, the expected gain in accordance with paragraph 44-2 of the JICPA Accounting Committee Report No. 13, "Practical Guideline for Accounting of Retirement Benefits (Interim Report)" would have been ¥17,498 million.

In addition, based on the enforcement of Defined Benefit Corporate Pension Law, Kirin Beverage Employees' Pension Fund, established by Kirin Beverage Corporation, a consolidated subsidiary (the "Consolidated Subsidiary"), was permitted by the Minister of Health, Labour and Welfare on August 13, 2003 to be released from its future obligation for payment for the substitutional portion of the Welfare Pension Insurance Scheme.

The Consolidated Subsidiary applied the transitional provisions as prescribed in paragraph 47-2 of the JICPA Accounting Committee Report No. 13, "Practical Guideline for Accounting of Retirement Benefits (Interim Report)", and the effect of transferring the substitutional portion was recognized on the date permission was received from the Ministry of Health, Labour and Welfare. The amount of pension plan assets expected to be transferred back to the government (minimum legal reserve) was measured at ¥5,352 million as of December 31, 2003.

(Return of substitutional portion of Welfare Pension Insurance for the year ended December 31, 2004)

Based on the enforcement of the Defined Benefit Corporate Pension Law, Kirin Brewery Employees' Pension Fund, established by the Company, received the approval from the Minister of Health, Labour and Welfare on November 1, 2004, for an exemption from the obligation of paying benefits for employees' prior services relating to the substitutional portion of the Welfare Pension Insurance Scheme.

Accordingly, the Company reduced employees' pension and retirement benefit obligations relating to the substitutional portion to the amount that is expected to be transferred back to the government (minimum legal reserve), and the difference was recognized currently in the consolidated statements of income. Unrecognized prior service cost and unrecognized actuarial differences, which are relating to the substitutional portion, were recognized currently in the consolidated statements of income.

As a result, the Company recognized gain on release from the substitutional portion of the government's welfare pension insurance scheme as special income, in the amount of ¥26,162 million.

(Return of substitutional portion of Welfare Pension Insurance for the year ended December 31, 2005)

Based on the enforcement of the Defined Benefit Corporate Pension Law, Kirin Brewery Employees' Pension Fund, established by the Company, received the approval from the Minister of Health, Labour and Welfare on November 1, 2004, for an exemption from the obligation of paying benefits for employees' prior services relating to the substitutional portion of the Welfare Pension Insurance Scheme. With the transfer of the minimum actuarial liability to the Government on September 8, 2005, the Company completed the procedures for transfer of the substitutional portion of its employees' pension fund plan. The effect on net income of this transfer was not material.

Gain on release from the substitutional portion of the government's welfare pension insurance scheme in the amount of ¥536 million ($4,543 thousand), was recognized at 1 consolidated subsidiary in accordance with the receipt of the approval from the Minister of Health, Labor and Welfare for an exemption from the obligation of paying benefits for employees' prior services relating to the substitutional portion of the Welfare Pension Insurance Scheme.

(Change in accounting standard for employees' pension and retirement benefits)

Effective from the current accounting period, the Company adopted new accounting standard for employees' pension and retirement benefits and related guidance (*Accounting Standards Board Statement No.3, "Partial Revision of Accounting Standard for Retirement Benefits" and Financial Accounting Standard Implementation* Guidance No. 7, "Implementation Guidance for Partial Revision of Accounting Standard for Retirement Benefits", issued by the Accounting Standards Board of Japan on March 16, 2005).

The effect on net income of the adoption of this new accounting standard is not material.

(12) RETIREMENT BENEFITS FOR DIRECTORS AND CORPORATE AUDITORS

Provision for retirement benefits for directors and corporate auditors is made at an estimate of the amount to be paid in accordance with the internal rules if all eligible directors and corporate auditors resigned their offices at the balance sheet date. Any amounts payable to directors and corporate auditors are subject to approval at the shareholders' meeting.

(13) RESERVE FOR REPAIR AND MAINTENANCE OF VENDING MACHINES

Kirin Beverage Corporation and consolidated subsidiaries provide reserve for repair and maintenance of vending machines by estimating the necessary repair and maintenance cost in the future, allocating the costs over a five-year period. The actual expenditure was deducted from the balance of the reserve on the consolidated balance sheets.

(14) RESERVE FOR LOSS ON REPURCHASE OF LAND

The Company provides the reserve at an amount deemed necessary to cover the possible loss on repurchase of land, which was sold to the Organization for Promoting Urban Development (the "Organization") in September 1998, leaving the right for the Organization to sell back the land to the Company on certain conditions. This is because it is deemed to be probable for the Organization to exercise the right considering the decline in price of the land.

(15) RESERVE FOR LOSSES ON GUARANTEES

The Company provides the reserve for the probable losses on guarantees of liabilities based on the financial position and other conditions of each company receiving such guarantees.

(16) SHAREHOLDERS' EQUITY

Under the Commercial Code of Japan (the "Code"), the entire amount of the issue price of shares is required to be accounted for as "Common stock", although companies may, by the resolution of the board of directors, account for an amount not exceeding one-half of the issue price of the new shares as "Additional paid-in capital".

Effective October 1, 2001, the Code provides that an amount equivalent to or more than 10% of cash dividends and other cash appropriations shall be appropriated and set aside as "Legal earnings reserve" until the total amount of "Legal earnings reserve" and "Additional paid-in capital" equals 25% of "Common stock". "Legal earnings reserve" and "Additional paid-in capital" may be used to eliminate or reduce a deficit by resolution of the shareholders' meeting or may be capitalized by resolution of the board of directors. On condition that the total amount of "Legal earnings reserve" and "Additional paid-in capital" remains equal to or exceeds 25% of "Common stock", it is available for distributions by the resolution of the shareholders' meeting. "Legal earnings reserve" is included in "Retained earnings" in the accompanying consolidated financial statements.

Year-end dividends and other appropriations of "Retained earnings" are approved by the annual shareholders' meeting held subsequent to the fiscal year for which the dividends are payable to the shareholders of record at the end of each fiscal year. Semi-annual dividends are approved by the board of directors after the end of each first six-month period for which the dividends are payable to the shareholders of record at the end of interim six-month period. Appropriations of "Retained earnings" approved by the annual shareholders' meeting have not been reflected in the consolidated financial statements to which they relate, but are recorded in the subsequent fiscal year. Dividends per share shown in the consolidated statements of income, however, reflect dividends applicable to the respective years.

The maximum amount that the Company can distribute as dividends is calculated based on the non-consolidated financial statements of the Company in accordance with the Code.

(Change in accounting standard for treasury stock and reversal of statutory reserves)

Effective January 1, 2003, the Company and consolidated subsidiaries totally adopted the new accounting standard for treasury stock and reversal of statutory reserves (Accounting Standards Board Statement No. 1, "Accounting Standard for Treasury Stock and Reversal of Statutory Reserves", issued by the Accounting Standards Board of Japan on February 21, 2002).

As a result of the adopting this new accounting standard and application of the related revised disclosure requirements, shareholders' equity accounts in the consolidated balance sheets and the consolidated statements of shareholders' equity were presented in accordance with the new accounting standard.

Under the revised disclosure requirements, treasury stock held by consolidated subsidiaries, unconsolidated subsidiaries and affiliates accounted for by the equity method are to be included in treasury stock in the consolidated balance sheets, in the number and amount of the portion attributable to the interests held by a parent company or an investing company. As a result, increase in treasury stock by adopting the new accounting standard is stated under "Cumulative effect for a change in accounting principles" in the consolidated statements of shareholders' equity.

(17) RESEARCH AND DEVELOPMENT EXPENSES

Research and development expenses for the improvement of existing products or the development of new products, including basic research and fundamental development costs, are recognized in the consolidated statements of income in the year when incurred. Total amount of research and development expenses, included in cost of sales and selling, general and administrative expenses, was ¥28,745 million ($243,458 thousand), ¥28,201 million and ¥26,502 million in 2005, 2004 and 2003, respectively.

(18) LIQUOR TAXES

The amounts of liquor taxes stated in the consolidated statements of income represent the liquor taxes on the sale of liquor products in Japan.

(19) INCOME TAXES

Deferred tax accounting is adopted in accordance with the Japanese accounting standards. The asset and liability approach is used to recognize deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for preparation of income taxes purposes.

(20) CONSUMPTION TAXES

Consumption taxes are excluded from the revenue and expense accounts which are subject to such taxes.

(21) BONUSES TO DIRECTORS AND CORPORATE AUDITORS

Bonuses to directors and corporate auditors are subject to approval of the shareholders and are accounted for as an appropriation of retained earnings for the period in which their payment is made.

(22) LEASES

Finance leases, except for those leases under which the ownership of the leased assets is considered to be transferred to the lessee, are accounted for in the same manner as operating leases. Consolidated overseas subsidiaries mainly capitalize finance leases.

(23) DERIVATIVE AND HEDGE ACCOUNTING

Accounting standard for financial instruments requires companies to state derivative financial instruments at fair value and to recognize changes in the fair value as gains and losses unless derivative financial instruments are used for hedging purposes.

If derivative financial instruments are used as hedges and meet certain hedging criteria, the Company and consolidated subsidiaries defer recognition of gains and losses resulting from changes in fair value of derivative financial instruments until the related losses and gains on the hedged items are recognized.

If forward foreign exchange contracts are used as hedges and meet certain hedging criteria, forward foreign exchange contracts and hedged items are accounted for in the following manner:

1. If a forward foreign exchange contract is executed to hedge an existing foreign currency receivable or payable,
   (a) the difference, if any, between the amount in Japanese yen of the hedged foreign currency receivable or payable translated using the spot rate at the inception date of the contract and the book value of the receivable or payable is recognized in the consolidated statements of income in the period which includes the inception date, and
   (b) the discount or premium on the contract (that is, the difference between the Japanese yen amount of the contract translated using the contracted forward rate and that translated using the spot rate at the inception date of the contract) is recognized over the term of the contract.
2. If a forward foreign exchange contract is executed to hedge a future transaction denominated in a foreign currency, the future transaction will be recorded using the contracted forward rate, and no gains or losses on the forward foreign exchange contract are recognized.

If interest rate swap contracts are used as hedges and meet certain hedging criteria, the net amount to be paid or received under the interest rate swap contract is added to or deducted from the interest on the assets or liabilities for which the swap contract was executed.

Interest rate swaps that hedge transactions between consolidated companies are stated at fair value and the changes in the fair value are recognized as income or loss for the current fiscal year.

Hedging instruments and Hedged items

The following summarizes hedging derivative financial instruments used by the Company and consolidated subsidiaries and the items hedged:

Hedging instruments	Hedged items
Forward foreign exchange contracts, currency swap contracts, etc.	Receivables and payables in foreign currency, future transactions in foreign currency
Interest rate swap contracts, etc.	Interests on loans receivable and loans payable
Commodity swap contracts, etc.	Commodity price

The Company and consolidated subsidiaries use derivative financial instruments mainly for the purpose of mitigating (i) fluctuation risk of foreign currency exchange rates with respect to receivables and payables in foreign currency and future transactions in foreign currency, (ii) fluctuation risk of interest rates with respect to loans receivable and loans payable, and (iii) fluctuation risk of commodity prices such as aluminum prices.

The Company and consolidated subsidiaries evaluate the hedging effectiveness semi-annually by comparing the cumulative changes in cash flows from or the changes in fair value of hedged items with the corresponding changes in the hedging derivative instruments.

(24) REAL ESTATE BUSINESS

(Change in accounting policies)

Until the year ended December 31, 2004, the Company recorded the net amount of rental income and expenses from real estate business as "Rental income" in non-operating income. Effective from the current accounting period, the Company changed its accounting method for such rental income and expenses under which rental income and expenses are recorded as sales and cost of sales, respectively except that the income from other than rental property business such as the partial rental of its own premises is recorded as usual.

This change was made in order to establish a better presentation of the Company's results of operations by reflecting real estate business more appropriately in its financial statements, considering the increasing importance of this real estate business along with the commencement of business of the commercial facilities developed on an old factory site and its business stability expected in the medium and long terms as well.

The effect of this change was to increase sales and cost of sales by ¥4,624 million ($39,168 thousand) and ¥2,973 million ($25,186 thousand), respectively, and to increase gross profit and operating income by ¥1,650 million ($13,981 thousand), respectively, for the year ended December 31, 2005 compared with what would have been recorded under the previous method. There is no effect on ordinary income and income before income taxes and minority interests for the year ended December 31, 2005.

The effect of this change on segment information is explained in Note 12. SEGMENT INFORMATION.

3. SHORT-TERM LOANS PAYABLE, LONG-TERM DEBT, BONDS AND OTHER LONG-TERM LIABILITIES

Short-term loans payable outstanding at December 31, 2005 and 2004 consisted of the following:

	December 31,		December 31,
	2005	2004	2005
	(Millions of yen)		(Thousands of U.S. dollars) (Note 1)
Unsecured	¥ 6,187	¥ 9,181	$ 52,404
Secured	200	200	1,693
Total short-term loans payable	¥ 6,387	¥ 9,381	$ 54,098

Short-term loans payable outstanding bear interest at average annual interest rates of 0.74% and 0.71% for the years ended December 31, 2005 and 2004, respectively.

Long-term debt and bonds at December 31, 2005 and 2004 consisted of followings:

	December 31,		December 31,
	2005	2004	2005
	(Millions of yen)		(Thousands of U.S. dollars) (Note 1)
Loans principally from banks and insurance companies, maturing serially from 2006 to 2016 with average annual interest rates of 4.37% for current portion and 4.71% for non-current portion	¥ 66,118	¥ 82,620	$ 559,996
8.65% U.S. dollar private placement bonds issued by foreign subsidiaries due in 2008-2012	25,874	23,943	219,145
4.53% U.S. dollar private placement bonds issued by foreign subsidiaries due in 2015	26,672	24,682	225,907
3.76% U.S. dollar private placement bonds issued by foreign subsidiaries due in 2010	13,694	13,039	115,986
0.55% coupon debentures in yen, due in 2006	69,900	69,900	592,022
1.20% coupon debentures in yen, due in 2009	40,000	40,000	338,782
Less current maturities	(81,782)	(15,501)	(692,660)
Total long-term debt and bonds	¥ 160,478	¥ 238,684	$ 1,359,179

The above balances of loans include secured loans of ¥13,261 million ($112,319 thousand) and ¥13,194 million for 2005 and 2004, respectively.

Other interest-bearing debt at December 31, 2005 and 2004 consisted of the following:

	December 31,		December 31,
	2005	2004	2005
	(Millions of yen)		(Thousands of U.S. dollars) (Note 1)
Finance lease obligation – current (at the average interest rate of 6.81 %)	¥ 18	¥ 21	$ 155
Finance lease obligation – non-current (at the average interest rate of 6.24% maturing serially 2006-2021)	293	164	2,487
Deposits received from customers (at the average interest rate of 1.00%)	61,017	61,842	516,790

Deposits received on the accompanying consolidated balance sheets include non-interest-bearing deposits.

The above balance of deposits received includes secured portion of ¥3,408 million ($28,872 thousand) and ¥3,408 million for 2005 and 2004, respectively.

The aggregate annual maturities of long-term debt, bonds and finance lease obligation at December 31, 2005 were as follows.

Year ending December 31,	Amount (Millions of yen)	Amount (Thousands of U.S. dollars) (Note 1)
2007	¥ 15,193	$ 128,681
2008	33,561	284,249
2009	55,391	469,145
2010 and thereafter	56,625	479,590
Total	¥ 160,772	$ 1,361,667

Deposits received are not included in the above schedule of annual maturities, as there is no fixed maturity period for these deposits.

At December 31, 2005 and 2004, assets pledged as collateral for the above secured liabilities were as follows:

	December 31, 2005	December 31, 2004	December 31, 2005
	(Millions of yen)		(Thousands of U.S. dollars) (Note 1)
Notes and accounts receivable, trade	¥ 16,493	¥ 14,272	$ 139,694
Property, plant and equipment	3,093	3,638	26,198
Other	66	101	560
Total	¥ 19,653	¥ 18,012	$ 166,453

In addition to the above, there are deposits received relating to construction, which were recognized at the discounted present value of ¥11,784 million ($99,805 thousand), in accordance with the accounting standard for financial instruments.

4. PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment are stated at costs net of accumulated depreciation and accumulated loss from impairment in the consolidated balance sheets, and are summarized as follows:

	December 31, 2005	December 31, 2004	December 31, 2005
	(Millions of yen)		(Thousands of U.S. dollars) (Note 1)
Buildings and structures	¥ 456,671	¥ 446,124	$ 3,867,804
Machinery, equipment and vehicles	645,598	614,825	5,467,930
Land	156,380	154,474	1,324,471
Construction in progress	25,990	33,567	220,124
Other	146,180	171,536	1,238,083
Total	1,430,821	1,420,528	12,118,413
Accumulated depreciation	(847,933)	(834,248)	(7,181,619)
Net of property, plant and equipment	¥ 582,887	¥ 586,279	$ 4,936,794

5. CONTINGENT LIABILITIES

The Company and consolidated subsidiaries were contingently liable as guarantors of loan obligations of unconsolidated subsidiaries, affiliates, employees and others for the amount of ¥12,000 million ($101,639 thousand) at December 31, 2005.

6. SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

Major elements of selling, general and administrative expenses for the years ended December 31, 2005, 2004 and 2003 were as follows:

	Year ended December 31, 2005	Year ended December 31, 2004	Year ended December 31, 2003	Year ended December 31, 2005
		(Millions of yen)		(Thousands of U.S. dollars) (Note 1)
Sales promotion	¥ 168,918	¥ 158,869	¥ 144,237	$ 1,430,663
Freight	50,517	50,222	44,456	427,861
Advertising	64,104	63,177	56,565	542,935
Employees' pension and retirement benefit expenses	8,638	11,260	12,103	73,166
Salaries and wages of employees	92,317	89,403	89,095	781,888
Research and development expenses	28,726	28,182	26,347	243,297
Depreciation	24,033	24,860	25,283	203,557

7. *GAIN ON TRANSACTIONS RELATED TO GIFT COUPON*

Gain on transactions related to gift coupon includes (1) expenses on issuance and collection of gift coupon and (2) reversal of deposits received on unused gift certificates for a certain period.

8. LOSS ON IMPAIRMENT

During the fiscal year ended December 31, 2004, the Company and consolidated domestic subsidiaries recognized loss on impairment on following group of assets.

Use	Location	Type of assets
Asset for rent	Shibuya-ku, Tokyo and 2 others	Land, buildings and structures, and other
Idle properties	Shioya-gun, Tochigi and 6 others	Land, buildings and structures, and other
Assets used for business (Restaurant business)	Minato-ku, Tokyo and 15 others	Buildings and structures, and other
Assets used for business (Operation of commercial facility)	Yokohama, Kanagawa	Buildings and structures, and other

The Company and consolidated domestic subsidiaries classified fixed assets into groups by the type of respective business (alcohol beverages, soft drinks, pharmaceuticals, and others), which are the units making investment decisions.

For fixed assets in the real estate business included in others, the restaurant business and idle properties, each property or each store is considered to constitute a group. Headquarters and welfare facilities were classified as corporate assets because they do not generate cash flows independent of other assets or group of assets.

Carrying amounts of certain assets for rent in the real estate business and idle properties were devalued to their recoverable amounts, owing to substantial decline in the fair market value and the sluggish rent market. Carrying amounts of certain assets used for business were not recovered by estimated future cash flows, and their carrying amounts were devalued to their recoverable amounts.

As a result, the Company recognized loss on impairment in the amount of ¥12,419 million, which consisted of land ¥10,059 million, buildings and structures ¥2,087 million and other ¥272 million, as special expenses.

Recoverable amount of each group of assets is the higher amount of net selling price (fair value less costs to sell) or value in use. The Company mainly used appraisal value prepared by real estate appraisers for calculating net selling price, and value in use was calculated by discounting future cash flows at interest rate of 5.0%.

9. BUSINESS RESTRUCTURING EXPENSE

Business restructuring expense represents premium on retirement benefits amounting to ¥2,380 million ($20,158 thousand) resulting from employment transfer at 2 companies of consolidated subsidiaries and the expected loss amounting to ¥1,879 million ($15,914 thousand) on a basic sales agreement of the land and plant facilities that 1 consolidated subsidiary of Nutrient Food Business Company concluded along with its decision to shift main production functions of its flavoring business overseas as a part of strengthening its profitability for the year ended December 31, 2005. The expense for the year ended December 31, 2004 represents such premium on retirement benefits resulting from early retirement at 2 consolidated subsidiaries. As for the year ended December 31, 2003, business restructuring expense include ¥7,624 million of premium on retirement benefits resulting from employment transfer or early retirement and loss on partial termination of employees' pension and retirement benefits owing to mass retirement and others at 2 consolidated subsidiaries.

10. LOSS ON DEVALUATION OF LAND

Loss on devaluation of land is the expected loss on a sales agreement of land that the Company concluded during the year ended December 31, 2003.

11. INFORMATION ON SECURITIES

The following tables summarize acquisition costs, book value and fair value of securities with fair market value.

(a) Held-to-maturity debt securities with fair market value

	December 31, 2005			December 31, 2005		
	Book value	Fair market value	Difference	Book value	Fair market value	Difference
	(Millions of yen)			(Thousands of U.S. dollars) (Note 1)		
1. Securities with fair market value exceeding book value						
Governmental/municipal bonds	¥ 409	¥ 411	¥ 1	$ 3,469	$ 3,481	$ 11
Corporate bonds	200	201	1	1,693	1,704	11
Other	—	—	—	—	—	—
Sub-total	609	612	2	5,163	5,186	22
2. Securities with fair market value not exceeding book value						
Governmental/municipal bonds	329	327	(2)	2,792	2,775	(17)
Corporate bonds	—	—	—	—	—	—
Other	—	—	—	—	—	—
Sub-total	329	327	(2)	2,792	2,775	(17)
Total	¥ 939	¥ 940	¥ 0	$ 7,956	$ 7,961	$ 5

	December 31, 2004		
	Book value	Fair market value	Difference
	(Millions of yen)		
1. Securities with fair market value exceeding book value			
Governmental/municipal bonds	¥ 1,239	¥ 1,248	¥ 8
Corporate bonds	200	202	2
Other	—	—	—
Sub-total	1,439	1,450	11
2. Securities with fair market value not exceeding book value			
Governmental/municipal bonds	179	178	(0)
Corporate bonds	—	—	—
Other	—	—	—
Sub-total	179	178	(0)
Total	¥ 1,618	¥ 1,629	¥ 10

(b) Available-for-sale securities with fair market value

	December 31, 2005			December 31, 2005		
	Book value	Fair market value	Difference	Book value	Fair market value	Difference
		(Millions of yen)		(Thousands of U.S. dollars) (Note 1)		
1. Securities with book value exceeding acquisition cost						
Equity securities	¥ 142,880	¥ 340,283	¥ 197,403	$ 1,210,131	$ 2,882,050	$ 1,671,919
Bonds						
Governmental/municipal bonds	—	—	—	—	—	—
Corporate bonds	—	—	—	—	—	—
Other	—	—	—	—	—	—
Other	—	—	—	—	—	—
Sub-total	142,880	340,283	197,403	1,210,131	2,882,050	1,671,919
2. Securities with book value not exceeding acquisition cost						
Equity securities	294	285	(9)	2,494	2,414	(79)
Bonds						
Governmental/municipal bonds	—	—	—	—	—	—
Corporate bonds	—	—	—	—	—	—
Other	—	—	—	—	—	—
Other	—	—	—	—	—	—
Sub-total	294	285	(9)	2,494	2,414	(79)
Total	¥ 143,174	¥ 340,568	¥ 197,394	$ 1,212,625	$ 2,884,465	$ 1,671,839

	December 31, 2004		
	Book value	Fair market value	Difference
		(Millions of yen)	
1. Securities with book value exceeding acquisition cost			
Equity securities	¥ 125,169	¥ 215,691	¥ 90,522
Bonds			
Governmental/municipal bonds	—	—	—
Corporate bonds	—	—	—
Other	—	—	—
Other	—	—	—
Sub-total	125,169	215,691	90,522
2. Securities with book value not exceeding acquisition cost			
Equity securities	13,843	11,394	(2,449)
Bonds			
Governmental/municipal bonds	—	—	—
Corporate bonds	—	—	—
Other	—	—	—
Other	—	—	—
Sub-total	13,843	11,394	(2,449)
Total	¥ 139,013	¥ 227,086	¥ 88,073

(c) Total sale of available-for-sale securities

	Year ended December 31,		Year ended December 31,
	2005	2004	2005
	(Millions of yen)		(Thousands of U.S. dollars) (Note 1)
Amount sold	¥ 2,592	¥ 1,466	$ 21,957
Total gain on sale	1,633	319	13,836
Total loss on sale	55	17	466

(d) Book value of major securities not measured at fair market value

	Year ended December 31,		Year ended December 31,
	2005	2004	2005
	(Millions of yen)		(Thousands of U.S. dollars) (Note 1)
Available for sale securities			
Unlisted equity securities	¥ 9,239	¥ 26,196	$ 78,254
Other	51	71	433
Total	¥ 9,290	¥ 26,267	$ 78,687

(e) Redemption schedule

The redemption schedule of available-for-sale securities with maturities and held-to-maturity debt securities as of December 31, 2005 is as follows:

	Due within 1 year	1 to 5 years	5 to 10 years	Over 10 years	Due within 1 year	1 to 5 years	5 to 10 years	Over 10 years
	(Millions of yen)				(Thousands of U.S. dollars) (Note 1)			
1. Bonds								
Governmental/municipal bonds	¥49	¥689	—	—	$423	$5,838	—	—
Corporate bonds	—	200	—	—	—	1,693	—	—
Other	—	—	—	—	—	—	—	—
2. Other	—	—	—	—	—	—	—	—
Total	¥49	¥889	—	—	$423	$7,532	—	—

The redemption schedule of available-for-sale securities with maturities and held-to-maturity debt securities as of December 31, 2004 is as follows:

	Due within 1 year	1 to 5 years	5 to 10 years	Over 10 years
	(Millions of yen)			
1. Bonds				
Governmental/municipal bonds	¥799	¥619	—	—
Corporate bonds	—	200	—	—
Other	—	—	—	—
2. Other	—	—	—	—
Total	¥799	¥819	—	—

(f) Impairment loss on investment securities

Impairment losses of ¥1,466 million ($12,423 thousand) and ¥1,150 million were recognized in the consolidated statements of income as "Loss on devaluation of investment securities", for available-for-sale securities for the years ended December 31, 2005 and 2004, respectively. Where the fair market value of available-for-sale securities has declined by more than 30% from their acquisition costs, the value of those securities is considered to have "substantially declined" and the impairment losses are recognized in the consolidated statements of income on those securities, unless the value is considered recoverable. For available-for-sale securities without fair market value, when the substantive value of those securities has declined by more than 50% from their acquisition costs, the value of those securities is considered to have "substantially declined" and the impairment losses are recognized in the consolidated statements of income on those securities, except for the cases where the recoverability of the value of those securities in the future is supported by reasonable grounds.

12. SEGMENT INFORMATION

(a) Business segment information

	Year ended December 31, 2005						
	Alcohol Beverages	Soft Drinks	Pharma-ceuticals	Others	Total	Eliminations or Corporate	Consolidated
	(Millions of yen)						
1. Sales and operating income:							
Sales							
Unaffiliated customers	¥1,019,347	¥ 380,177	¥ 67,605	¥ 165,118	¥1,632,249	¥ —	¥ 1,632,249
Less liquor taxes (Note 2)	397,527	—	—	—	397,527	—	397,527
Net sales	621,819	380,177	67,605	165,118	1,234,721	—	1,234,721
Inter-segment	3,158	122	—	114,275	117,556	(117,556)	—
Total sales	624,978	380,299	67,605	279,394	1,352,278	(117,556)	1,234,721
Operating expenses	549,311	360,929	53,357	274,975	1,238,573	(115,560)	1,123,012
Operating income	¥ 75,666	¥ 19,370	¥ 14,248	¥ 4,419	¥ 113,704	¥ (1,995)	¥ 111,708
2. Assets, depreciation, loss on impairment and capital expenditures:							
Assets	¥ 943,030	¥ 250,672	¥ 99,251	¥ 252,927	¥1,545,881	¥ 391,984	¥ 1,937,866
Depreciation and amortization	39,052	16,258	3,470	11,219	70,000	1,001	71,002
Loss on impairment	53	—	—	31	85	—	85
Capital expenditures	19,227	20,614	7,099	11,671	58,612	9,560	68,173

	Year ended December 31, 2004						
	Alcohol Beverages	Soft Drinks	Pharma-ceuticals	Others	Total	Eliminations or Corporate	Consolidated
	(Millions of yen)						
1. Sales and operating income:							
Sales							
Unaffiliated customers	¥1,053,291	¥ 372,392	¥ 62,702	¥ 166,500	¥1,654,886	¥ —	¥ 1,654,886
Less liquor taxes (Note 2)	430,957	—	—	—	430,957	—	430,957
Net sales	622,333	372,392	62,702	166,500	1,223,929	—	1,223,929
Inter-segment	2,421	139	—	102,667	105,229	(105,229)	—
Total sales	624,755	372,532	62,702	269,168	1,329,158	(105,229)	1,223,929
Operating expenses	555,034	349,780	50,559	261,301	1,216,677	(102,140)	1,114,537
Operating income	¥ 69,721	¥ 22,751	¥ 12,142	¥ 7,866	¥ 112,481	¥ (3,089)	¥ 109,392
2. Assets, depreciation, loss on impairment and capital expenditures:							
Assets	¥ 868,739	¥ 243,781	¥ 79,631	¥ 277,360	¥1,469,512	¥ 354,277	¥ 1,823,790
Depreciation and amortization	41,606	13,999	3,199	14,304	73,109	949	74,059
Loss on impairment	—	228	—	12,190	12,419	—	12,419
Capital expenditures	25,884	17,587	4,823	14,639	62,934	8,004	70,938

	Year ended December 31, 2003						
	Alcohol Beverages	Soft Drinks	Pharma-ceuticals	Others	Total	Eliminations or Corporate	Consolidated
	(Millions of yen)						
1. Sales and operating income:							
Sales							
Unaffiliated customers	¥1,045,422	¥ 359,622	¥ 57,540	¥ 134,924	¥1,597,509	¥ —	¥ 1,597,509
Less liquor taxes (Note 2)	431,749	—	—	—	431,749	—	431,749
Net sales	613,673	359,622	57,540	134,924	1,165,760	—	1,165,760
Inter-segment	2,375	653	—	91,915	94,943	(94,943)	—
Total sales	616,048	360,275	57,540	226,839	1,260,703	(94,943)	1,165,760
Operating expenses	547,978	341,818	45,837	220,517	1,156,151	(91,946)	1,064,204
Operating income	¥ 68,069	¥ 18,457	¥ 11,702	¥ 6,322	¥ 104,551	¥ (2,996)	¥ 101,555
2. Assets, depreciation and capital expenditures:							
Assets	¥ 896,449	¥ 248,428	¥ 79,329	¥ 237,548	¥1,461,756	¥ 326,111	¥ 1,787,867
Depreciation and amortization	43,503	15,399	2,585	12,567	74,056	1,272	75,328
Capital expenditures	23,443	15,259	5,181	22,846	66,730	4,777	71,508

	Year ended December 31, 2005						
	Alcohol Beverages	Soft Drinks	Pharma-ceuticals	Others	Total	Eliminations or Corporate	Consolidated
	(Thousands of U.S. dollars) (Note 1)						
1. Sales and operating income:							
Sales							
Unaffiliated customers	$ 8,633,414	$ 3,219,935	$ 572,587	$ 1,398,482	$ 13,824,419	$ —	$ 13,824,419
Less liquor taxes (Note 2)	3,366,878	—	—	—	3,366,878	—	3,366,878
Net sales	5,266,535	3,219,935	572,587	1,398,482	10,457,540	—	10,457,540
Inter-segment	26,752	1,034	—	967,862	995,649	(995,649)	—
Total sales	5,293,287	3,220,970	572,587	2,366,344	11,453,190	(995,649)	10,457,540
Operating expenses	4,652,423	3,056,913	451,909	2,328,917	10,490,165	(978,748)	9,511,416
Operating income	$ 640,864	$ 164,056	$ 120,677	$ 37,427	$ 963,025	$ (16,901)	$ 946,124
2. Assets, depreciation, loss on impairment and capital expenditures:							
Assets	$ 7,987,044	$ 2,123,081	$ 840,618	$ 2,142,182	$ 13,092,926	$ 3,319,935	$ 16,412,862
Depreciation and amortization	330,760	137,698	29,392	95,022	592,874	8,485	601,359
Loss on impairment	453	—	—	267	720	—	720
Capital expenditures	162,844	174,594	60,127	98,854	496,420	80,975	577,396

Type and nature of products are considered in classification of business segments. Main products by each business segment are as follows:

Business segment	Main products
Alcohol beverages	Beer, sparkling malt liquor (happo-shu), new genre, whiskey, spirits, wine, etc.
Soft drinks	Soft drinks and other drinks
Pharmaceuticals	Pharmaceutical products
Others	Engineering, logistics, floriculture, etc.

Unallocable operating expenses included in "Eliminations or Corporate" mainly consist of costs for research and development of basic technologies, and totaled ¥1,982 million ($16,790 thousand) for the year ended December 31, 2005. As for the year ended December 31, 2004 and 2003, such expenses mainly consist of costs for new business development and cost for research and development of basic technologies at the Company, and totaled ¥4,050 million and ¥4,040 million, respectively.

Corporate assets included in "Eliminations or Corporate" mainly consist of surplus funds (cash and marketable securities) and long-term investments (investment securities and life insurance investments) of the Company, assets which belong to administrative department of the Company, and others, and totaled ¥500,805 million ($4,241,599 thousand), ¥445,102 million and ¥371,807 million for the year ended December 31, 2005, 2004 and 2003, respectively.

(Change in accounting policies)

As discussed in Note 2, effective from the current accounting period, the Company changed its accounting method to record rental income and expenses as sales and cost of sales, respectively.

In accordance with this change, the Company reclassifies costs for new business development (¥873 million ($7,393 thousand) is recorded for the current accounting period) which was included in "Eliminations or Corporate" into "Others" segment as the operating expenses of real estate business.

The effect of this change in method of accounting was to increase sales, operating expenses and operating income of the "Others" segment by ¥5,604 million ($47,471 thousand), ¥4,688 million ($39,708 thousand) and ¥916 million ($7,762 thousand), respectively for the year ended December 31, 2005 compared with what would have been recorded under the previous method. In addition, the effect on operating income of other segments is immaterial and there is no effect on assets of segment information.

(b) Geographical segment information

	Year ended December 31, 2005					
	Japan	Asia/ Oceania	Others	Total	Eliminations or Corporate	Consolidated
	(Millions of yen)					
1. Sales and operating income:						
Sales						
Unaffiliated customers	¥ 1,415,790	¥ 158,924	¥ 57,533	¥ 1,632,249	¥ —	¥ 1,632,249
Less liquor taxes (Note 2)	397,454	—	72	397,527	—	397,527
Net sales	1,018,335	158,924	57,461	1,234,721	—	1,234,721
Inter-segment	2,326	1,103	1,846	5,276	(5,276)	—
Total sales	1,020,662	160,028	59,307	1,239,998	(5,276)	1,234,721
Operating expenses	938,521	133,287	54,775	1,126,584	(3,571)	1,123,012
Operating income	¥ 82,141	¥ 26,740	¥ 4,532	¥ 113,414	¥ (1,705)	¥ 111,708
2. Assets	¥ 1,016,667	¥ 343,381	¥ 94,655	¥ 1,454,703	¥ 483,162	¥ 1,937,866

	Year ended December 31, 2004					
	Japan	Asia/ Oceania	Others	Total	Eliminations or Corporate	Consolidated
	(Millions of yen)					
1. Sales and operating income:						
Sales						
Unaffiliated customers	¥ 1,442,288	¥ 156,814	¥ 55,783	¥ 1,654,886	¥ —	¥ 1,654,886
Less liquor taxes (Note 2)	430,874	—	82	430,957	—	430,957
Net sales	1,011,414	156,814	55,700	1,223,929	—	1,223,929
Inter-segment	2,052	1,222	1,647	4,922	(4,922)	—
Total sales	1,013,466	158,037	57,348	1,228,852	(4,922)	1,223,929
Operating expenses	927,800	134,261	53,472	1,115,534	(997)	1,114,537
Operating income	¥ 85,665	¥ 23,775	¥ 3,876	¥ 113,317	¥ (3,925)	¥ 109,392
2. Assets	¥ 1,016,145	¥ 302,101	¥ 71,301	¥ 1,389,548	¥ 434,241	¥ 1,823,790

	Year ended December 31, 2003					
	Japan	Asia/ Oceania	Others	Total	Eliminations or Corporate	Consolidated
	(Millions of yen)					
1. Sales and operating income:						
Sales						
Unaffiliated customers	¥ 1,397,805	¥ 140,363	¥ 59,340	¥ 1,597,509	¥ —	¥ 1,597,509
Less liquor taxes (Note 2)	431,749	—	—	431,749	—	431,749
Net sales	966,055	140,363	59,340	1,165,760	—	1,165,760
Inter-segment	1,977	1,105	1,662	4,744	(4,744)	—
Total sales	968,033	141,468	61,003	1,170,504	(4,744)	1,165,760
Operating expenses	887,531	121,066	56,513	1,065,111	(906)	1,064,204
Operating income	¥ 80,501	¥ 20,402	¥ 4,489	¥ 105,393	¥ (3,838)	¥ 101,555
2. Assets	¥ 1,048,468	¥ 307,973	¥ 70,106	¥ 1,426,548	¥ 361,319	¥ 1,787,867

	Year ended December 31, 2005					
	Japan	Asia/ Oceania	Others	Total	Eliminations or Corporate	Consolidated
	(Thousands of U.S. dollars) (Note 1)					
1. Sales and operating income:						
Sales						
Unaffiliated customers	$11,991,112	$ 1,346,021	$ 487,285	$13,824,419	$ —	$13,824,419
Less liquor taxes (Note 2)	3,366,263	—	615	3,366,878	—	3,366,878
Net sales	8,624,849	1,346,021	486,669	10,457,540	—	10,457,540
Inter-segment	19,704	9,345	15,642	44,691	(44,691)	—
Total sales	8,644,553	1,355,366	502,311	10,502,232	(44,691)	10,457,540
Operating expenses	7,948,856	1,128,887	463,922	9,541,666	(30,249)	9,511,416
Operating income	$ 695,697	$ 226,479	$ 38,389	$ 960,566	$ (14,442)	$ 946,124
2. Assets	$ 8,610,720	$ 2,908,283	$ 801,686	$12,320,690	$ 4,092,171	$16,412,862

Geographical distances are considered in classification of country or area. Major countries or areas included in each segment except for Japan are as follows:

Asia, Oceania	East Asia, Southeast Asia, Oceania
Others	U.S.A., Europe

Amounts and major items included in "Eliminations or Corporate" are the same as those described in (a) Business segment information.

(Change in accounting policies)

As discussed in Note 2, effective from the current accounting period, the Company changed its accounting method to record rental income and expenses as sales and cost of sales, respectively.

In accordance with this change, the Company reclassifies costs for new business development (¥873 million ($7,393 thousand) is recorded for the current accounting period) which was included in "Eliminations or Corporate" into "Japan" segment as the operating expenses of real estate business.

The effect of this change in method of accounting was to increase sales, operating expenses and operating income of the "Japan" segment by ¥4,624 million ($39,168 thousand), ¥3,847 million ($32,580 thousand) and ¥777 million ($6,587 thousand), respectively for the year ended December 31, 2005 compared with what would have been recorded under the previous method. In addition, there is no effect on assets of segment information.

(c) Overseas sales

	Year ended December 31, 2005		
	Asia/Oceania	Others	Total
	(Millions of yen)		
Overseas sales	¥ 163,036	¥ 59,027	¥ 222,063
Consolidated sales, net of liquor taxes	—	—	1,234,721
Percentage of overseas sales over consolidated sales	13.2%	4.8%	18.0%

	Year ended December 31, 2004		
	Asia/Oceania	Others	Total
	(Millions of yen)		
Overseas sales	¥ 160,999	¥ 57,604	¥ 218,604
Consolidated sales, net of liquor taxes	—	—	1,223,929
Percentage of overseas sales over consolidated sales	13.2%	4.7%	17.9%

	Year ended December 31, 2003		
	Asia/Oceania	Others	Total
		(Millions of yen)	
Overseas sales	¥ 143,696	¥ 61,187	¥ 204,884
Consolidated sales, net of liquor taxes	—	—	1,165,760
Percentage of overseas sales over consolidated sales	12.3%	5.2%	17.5%

	Year ended December 31, 2005		
	Asia/Oceania	Others	Total
		(Thousands of U.S. dollars) (Note 1)	
Overseas sales	$ 1,380,842	$ 499,940	$ 1,880,782
Consolidated sales, net of liquor taxes	—	—	10,457,540

Geographical distances are considered in classification of country or area. Major countries or areas included in each segment are as follows:

Asia, Oceania	East Asia, Southeast Asia, Oceania
Others	U.S.A., Europe

Overseas sales represent sales of the Company and consolidated subsidiaries to countries and areas outside of Japan.

13. LEASE TRANSACTIONS

(a) Lessee lease – Finance lease

Finance leases, except for those leases under which the ownership of the leased assets is considered to be transferred to the lessee, accounted for in the same manner as operating leases, are as follows:

(1) Purchase price equivalents, accumulated depreciation equivalents and book value equivalents of leased properties

	Year ended December 31,		Year ended December 31,
	2005	2004	2005
	(Millions of yen)		(Thousands of U.S. dollars) (Note 1)
Machinery, equipment and vehicles:			
Purchase price equivalents	¥ 3,199	¥ 2,414	$ 27,095
Accumulated depreciation equivalents	1,686	1,183	14,285
Book value equivalents	1,512	1,230	12,809
Other property, plant and equipment (tools and equipment):			
Purchase price equivalents	7,614	1,504	64,495
Accumulated depreciation equivalents	5,026	740	42,573
Book value equivalents	2,588	764	21,921
Total			
Purchase price equivalents	10,814	3,919	91,590
Accumulated depreciation equivalents	6,713	1,924	56,859
Book value equivalents	¥ 4,100	¥ 1,994	$ 34,730

(2) Lease commitments

	December 31,		December 31,
	2005	2004	2005
	(Millions of yen)		(Thousands of U.S. dollars) (Note 1)
Due within one year	¥ 1,780	¥ 731	$ 15,082
Due over one year	2,455	1,293	20,792
Total	¥ 4,235	¥ 2,024	$ 35,875

(3) Lease expenses, depreciation equivalents and interest expense equivalents

	Year ended December 31,			Year ended December 31,
	2005	2004	2003	2005
	(Millions of yen)			(Thousands of U.S. dollars) (Note 1)
Lease expenses	¥ 1,995	¥ 1,039	¥ 1,160	$ 16,899
Depreciation equivalents	1,751	815	1,021	14,830
Interest expense equivalents	99	52	61	840

(4) Calculation method of depreciation equivalents

Depreciation equivalents are calculated on the straight-line method over the lease terms without residual value.

(5) Allocation of interest expense equivalents

Differences between total lease expenses and purchase price equivalents of the leased properties comprise interest expense equivalents and insurance, maintenance and certain other operating costs. Interest expense equivalents are allocated using the interest method over the lease terms.

(b) Lessee lease – Operating lease

The Company and consolidated subsidiaries have lease commitments under non-cancelable operating leases as follows.

	December 31,		December 31,
	2005	2004	2005
	(Millions of yen)		(Thousands of U.S. dollars) (Note 1)
Due within one year	¥ 1,882	¥ 2,118	$ 15,940
Due over one year	5,215	5,781	44,169
Total	¥ 7,097	¥ 7,899	$ 60,110

(c) Lessor lease – Finance lease

Finance leases, except for those leases under which the ownership of the leased assets is considered to be transferred to the lessee, accounted for in the same manner as operating leases, are as follows:

(1) Purchase price, accumulated depreciation and book value of leased properties

	December 31,		December 31,
	2005	2004	2005
	(Millions of yen)		(Thousands of U.S. dollars) (Note 1)
Other property, plant and equipment (leased assets)			
Purchase price	¥ —	¥ 13,410	$ —
Accumulated depreciation	—	8,589	—
Book value	—	4,820	—
Other intangible assets (leased assets)			
Purchase price	—	—	—
Accumulated depreciation	—	—	—
Book value	—	730	—
Total			
Purchase price	—	13,410	—
Accumulated depreciation	—	8,589	—
Book value	¥ —	¥ 5,551	$ —

(2) Lease commitments

	December 31,		December 31,
	2005	2004	2005
	(Millions of yen)		(Thousands of U.S. dollars) (Note 1)
Due within one year	¥ —	¥ 1,747	$ —
Due over one year	—	3,934	—
Total	¥ —	¥ 5,681	$ —

(3) Lease revenue, depreciation and interest income equivalents

	Year ended December 31,			Year ended December 31,
	2005	2004	2003	2005
		(Millions of yen)		(Thousands of U.S. dollars) (Note 1)
Lease revenue	¥ 1,147	¥ 2,645	¥ 2,843	$ 9,720
Depreciation	984	2,275	2,396	8,341
Interest income equivalents	129	299	355	1,095

(4) Allocation of interest income equivalents

Interest income equivalents are allocated using the interest method over the lease terms.

14. INVESTMENTS IN UNCONSOLIDATED SUBSIDIARIES AND AFFILIATES

Investments in unconsolidated subsidiaries and affiliates at December 31, 2005 and 2004 were as follows:

	December 31,		December 31,
	2005	2004	2005
	(Millions of yen)		(Thousands of U.S. dollars) (Note 1)
Investment securities	¥ 166,108	¥ 117,923	$ 1,406,867
Investments and other assets—other	198	201	1,677

15. NOTES TO THE CONSOLIDATED STATEMENTS OF CASH FLOWS

(a) Reconciliation of cash

Reconciliation of cash in the consolidated balance sheets and cash and cash equivalents in the consolidated statements of cash flows is as follows:

	December 31,			December 31,
	2005	2004	2003	2005
		(Millions of yen)		(Thousands of U.S. dollars) (Note 1)
Cash	¥ 169,334	¥ 183,501	¥ 133,108	$ 1,434,190
Marketable securities	50	800	493	423
Fixed term deposits over 3 months	(4,422)	(3,538)	(3,130)	(37,456)
Equity securities and bonds, etc. with maturities exceeding 3 months	(50)	(800)	(493)	(423)
Short-term loans payable (bank overdraft)	(111)	(2,706)	—	(944)
Cash and cash equivalents	¥ 164,800	¥ 177,257	¥ 129,978	$ 1,395,789

(b) Assets and liabilities of the newly consolidated subsidiaries by acquisition of shares

(1) Assets and liabilities of the newly consolidated subsidiaries by acquisition of shares at the inception of their consolidation, related acquisition cost and net expenditure for acquisition of shares are as follows:

	December 31,			December 31,
	2005	2004	2003	2005
		(Millions of yen)		(Thousands of U.S. dollars) (Note 1)
Current assets	¥ 425	¥ 718	¥ 15,485	$ 3,599
Fixed assets	4,969	1,058	6,756	42,093
Consolidation differences	4	—	3,502	42
Current liabilities	(344)	(213)	(3,263)	(2,921)
Long-term liabilities	(39)	(260)	(3,182)	(336)
Minority interests	(52)	—	—	(442)
Acquisition cost of shares	4,963	1,303	19,297	42,035
Acquisition cost of shares or investments accounted for by the equity method at beginning of year	—	—	(7,831)	—
Acquisition cost of shares for the year	4,963	1,303	11,466	42,035
Payment during the previous year	—	(78)	—	—
Accounts payable	(2,274)	(252)	—	(19,263)
Cash and cash equivalents of the acquired companies	(352)	(7)	(424)	(2,986)
Payment for acquisition of shares of newly consolidated subsidiaries	¥ 2,336	¥ 963	¥ 11,041	$ 19,784

(2) Assets and liabilities of the newly consolidated subsidiaries by subscription of shares allocated to the Company at the inception of their consolidation, related acquisition cost and proceeds (net) from acquisition of shares are as follows:

	December 31,			December 31,
	2005	2004	2003	2005
		(Millions of yen)		(Thousands of U.S. dollars) (Note 1)
Current assets	—	¥ 10,552	—	—
Fixed assets	—	5,892	—	—
Consolidation differences	—	92	—	—
Current liabilities	—	(9,194)	—	—
Long-term liabilities	—	(2,713)	—	—
Minority interests	—	(1,115)	—	—
Acquisition cost of shares	—	3,512	—	—
Acquisition cost of shares or investments accounted for by the equity method at beginning of year	—	(1,124)	—	—
Acquisition cost of shares during the year	—	2,388	—	—
Subscription of shares allocated to the Company	—	(2,388)	—	—
Cash and cash equivalents of the acquired companies	—	(356)	—	—
Proceeds from acquisition of shares of newly consolidated subsidiaries	—	¥ 356	—	—

(c) Assets and liabilities of the subsidiaries excluded from the consolidation scope

Assets and liabilities of the subsidiaries at the time they were excluded from the consolidation scope, related sale price of shares and proceeds (net) from sale of shares are as follows:

	December 31,			December 31,
	2005	2004	2003	2005
		(Millions of yen)		(Thousands of U.S. dollars) (Note 1)
Current assets	¥ 1,808	¥ 3,140	—	$ 15,319
Fixed assets	54	11,335	—	464
Current liabilities	(1,448)	(3,005)	—	(12,270)
Long-term liabilities	(45)	(9,576)	—	(389)
Carrying amount of shares sold	368	1,894	—	3,125
Gain on sale of shares and others	(150)	5,553	—	(1,276)
Sale price of shares for the year	218	7,447	—	1,848
Accounts receivable	—	(8,151)	—	—
Accounts payable	—	1,635	—	—
Collections of accounts receivable for the previous year	8,508	—	—	72,066
Payment of accounts payable for the previous year	(956)	—	—	(8,100)
Cash and cash equivalents of the company excluded from the consolidation scope	(52)	(119)	—	(442)
Proceeds from sale of shares of subsidiaries excluded from the consolidation scope	¥ 7,718	¥ 810	—	$ 65,371

16. DEFERRED INCOME TAXES

Significant components of deferred tax assets and liabilities as of December 31, 2005 and 2004 were as follows:

	December 31, 2005	December 31, 2004	December 31, 2005
	(Millions of yen)		(Thousands of U.S. dollars) (Note 1)
Deferred tax assets:			
Employees' pension and retirement benefits	¥ 27,602	¥ 26,492	$ 233,782
Deferred charges	8,405	8,805	71,188
Depreciation	7,096	7,410	60,102
Loss on impairment of fixed assets	4,970	5,054	42,100
Unrealized gains on fixed assets	3,915	4,014	33,165
Other	39,370	42,164	333,453
Sub-total	91,361	93,941	773,794
Less valuation allowance	(13,346)	(7,623)	(113,039)
Total deferred tax assets	78,015	86,318	660,754
Deferred tax liabilities:			
Net unrealized holding gains on securities	(80,320)	(35,850)	(680,276)
Reserve for deferred gains on sale of property	(9,169)	(9,327)	(77,663)
Prepaid pension cost	(8,721)	(8,204)	(73,870)
Accelerated depreciation of foreign subsidiaries	(3,456)	(3,727)	(29,278)
Other	(6,615)	(4,972)	(56,028)
Total deferred tax liabilities	(108,284)	(62,082)	(917,117)
Net deferred tax assets	¥ (30,268)	¥ 24,235	$ (256,362)
Deferred tax asset due to land revaluation:			
Deferred tax asset due to land revaluation	¥ 5,126	¥5,126	43,421
Less valuation allowance	(5,126)	(5,126)	(43,421)
Total deferred tax asset due to land revaluation	—	—	—
Deferred tax liability due to land revaluation:			
Deferred tax liability due to land revaluation	(3,197)	(3,197)	(27,083)
Net deferred tax asset (liability) due to land revaluation	¥ (3,197)	¥ (3,197)	$ (27,083)

Deferred tax assets and liabilities were included in the consolidated balance sheets as of December 31, 2005 and 2004 as follows:

	December 31, 2005	December 31, 2004	December 31, 2005
	(Millions of yen)		(Thousands of U.S. dollars) (Note 1)
Current assets — Deferred tax assets	¥ 16,568	¥ 19,919	$ 140,328
Fixed assets — Deferred tax assets	15,757	17,970	133,458
Current liabilities — Other	(151)	(16)	(1,280)
Long-term liabilities — Deferred tax liabilities	(62,443)	—	(528,869)
Long-term liabilities — Other	—	(13,638)	—

The following table summarizes the significant differences between the statutory tax rate and the effective tax rate for the years ended December 31, 2005, 2004 and 2003:

	2005	2004	2003
Statutory tax rate	40.7%	42.1%	42.1%
Permanent difference – expenses	2.6	2.7	3.4
Permanent difference – revenue	(2.4)	(2.5)	(0.9)
Per capita inhabitant taxes	0.3	0.3	0.4
Amortization of consolidation differences	1.3	1.3	3.1
Valuation allowance	5.4	6.5	
Other	(3.0)	(2.0)	2.0
Effective tax rate	44.9%	48.4%	50.1%

17. DERIVATIVE TRANSACTIONS

Derivative financial instruments currently utilized by the Company and consolidated subsidiaries include currency forward contracts, currency option contracts, currency swap contracts, interest rate future contracts, interest rate option contracts, interest rate swap contracts, commodity swap contracts, commodity option contracts and commodity forward contracts.

Interest rate derivatives such as interest rate future, interest rate option and interest rate swap are utilized to hedge fluctuation risk of interest rates with respect to loans receivable and loans payable.

Currency derivatives such as currency forward, currency option and currency swap are utilized to hedge fluctuation risk of foreign currency exchange rates with respect to receivables and payables from import transactions of raw materials and others and issue of bonds and others in foreign currencies.

Commodity derivatives such as commodity swap, commodity option and commodity forward are utilized to hedge fluctuation risk of price of raw materials on purchase transactions.

The Company and consolidated subsidiaries do not enter into derivative contracts for speculative purposes. The Company and its consolidated subsidiaries evaluate the hedging effectiveness semi-annually by comparing the cumulative changes in cash flows from or the changes in fair value of hedged items with corresponding changes in the hedging instruments.

Interest rate swap transactions hedge transactions between consolidated companies, and hedge accounting is not applied.

The derivative contracts utilized by the Company and consolidated subsidiaries are exposed to the fluctuation risks of market interest rates, foreign currency exchange rates and price of raw materials. However, the credit risks associated with these derivatives are considered low because the counter parties of these derivative contracts are prime financial institutions with high credit standing and therefore it is anticipated that those counter parties are able to fully satisfy their obligations under the contracts.

The administration and control of these derivative transactions are in accordance with the "Accounting Policies" authorized at the management meeting of the Company or by the board of directors of consolidated subsidiaries.

The fair value of the derivative contracts utilized by the Company and consolidated subsidiaries was as follows:

Interest-related transactions

Classification	Type of transaction	Year ended December 31, 2005 Notional amount	Portion due after one year included herein	Fair value	Unrealized gain (loss)	Year ended December 31, 2005 Notional amount	Portion due after one year included herein	Fair value	Unrealized gain (loss)
		(Millions of yen)				(Thousands of U.S. dollars) (Note 1)			
Non-market transactions	Interest rate swap Receive fixed, pay floating	¥3,542	¥3,542	¥ (84)	¥ (84)	$30,000	$30,000	$ (712)	$ (712)
Total		¥3,542	¥3,542	¥ (84)	¥ (84)	$30,000	$30,000	$ (712)	$ (712)

Classification	Type of transaction	Year ended December 31, 2004 Notional amount	Portion due after one year included herein	Fair value	Unrealized gain (loss)	Year ended December 31, 2004 Notional amount	Portion due after one year included herein	Fair value	Unrealized gain (loss)
		(Millions of yen)				(Thousands of U.S. dollars) (Note 1)			
Non-market transactions	Interest rate swap Receive fixed, pay floating	¥3,126	¥3,126	¥ (17)	¥ (17)	$30,000	$30,000	$ (167)	$ (167)
Total		¥3,126	¥3,126	¥ (17)	¥ (17)	$30,000	$30,000	$ (167)	$ (167)

(i) Fair value of swaps is based on the prices obtained from the financial institutions.

(ii) Derivative transactions utilized by the Company and consolidated subsidiaries other than above are applied by hedge accounting, and are not included in the above.

(iii) The notional amounts of derivatives shown in the above do not measure market risks exposure of the Company and consolidated subsidiaries.

18. EMPLOYEES' PENSION AND RETIREMENT BENEFITS

The Company and consolidated domestic subsidiaries provide four types of contributory defined benefit plans, which are lump-sum severance payment plan, defined benefit corporate pension plan, employees' pension fund plan and tax-qualified pension plan. Extra payment may be added upon retirement of employees. Several consolidated subsidiaries provide defined contribution plans and/or defined benefits plans. In addition, the Company has established a pension and retirement benefits trust.

As explained in Note 2, based on the enforcement of Defined Benefit Corporate Pension Law, Kirin Brewery Employees' Pension Fund, established by the Company, and Kirin Beverage Employees' Pension Fund, established by Kirin Beverage Corporation, a consolidated subsidiary, received the approval from the Minister of Health, Labour and Welfare on November 1, 2004, for an exemption from the obligation of paying benefits for employees' prior services relating to the substitutional portion of the Welfare Pension Insurance Scheme. Concurrently, welfare pension fund plan was changed to a defined benefit corporate pension fund plan. With the transfer of the minimum actuarial liability to the Government for the year ended December 31, 2005, the Company and Kirin Beverage Corporation completed the procedures for transfer of the substitutional portion of its employees' pension fund plan.

The liabilities for employees' pension and retirement benefits included in the liability section of the consolidated balance sheets as of December 31, 2005 and 2004 consisted of the following:

	December 31, 2005	December 31, 2004	December 31, 2005
	(Millions of yen)		(Thousands of U.S. dollars) (Note 1)
Projected benefit obligation	¥ (238,757)	¥ (289,956)	$ (2,022,167)
Fair value of plan assets	159,886	196,348	1,354,166
Unfunded pension obligation	(78,870)	(93,607)	(668,000)
Unrecognized plan assets (deduction of obligation)	—	(1,662)	—
Unrecognized actuarial differences	30,283	43,923	256,485
Unrecognized prior service cost (deduction of obligation)	(1,941)	(1,721)	(16,441)
Net of employees' pension and retirement benefit obligation	(50,528)	(53,068)	(427,957)
Prepaid pension cost	21,429	20,159	181,500
Employees' pension and retirement benefits	¥ (71,958)	¥ (73,227)	$ (609,457)

Substitutional portion of the Welfare Pension Insurance Scheme is included in the above. Several consolidated subsidiaries calculated the projected benefit obligations using the simplified method.

Included in the consolidated statements of income for the years ended December 31, 2005, 2004 and 2003 were employees' pension and retirement benefit expenses comprised of the following:

	December 31,			December 31,
	2005	2004	2003	2005
		(Millions of yen)		(Thousands of U.S. dollars) (Note 1)
Service cost	¥ 7,913	¥ 8,322	¥ 9,913	$ 67,022
Interest cost	6,656	8,260	8,433	56,381
Expected return on plan assets	(4,513)	(4,602)	(5,512)	(38,223)
Amortization of actuarial differences	3,597	5,209	5,981	30,469
Amortization of prior service cost	(106)	(199)	(136)	(906)
Employees' pension and retirement benefit expenses	13,547	16,990	18,679	114,744
Gain on release from the substitutional portion of the government's welfare pension insurance scheme	(536)	(26,162)	(2,883)	(4,543)
Total	¥ 13,011	¥ (9,172)	¥ 15,796	$ 110,200

Employees' contribution to the defined benefit corporate pension plan and others is excluded for the year ended December 31, 2005. As for the year ended December 31, 2004, employees' contribution to the employees' pension fund and others is excluded. Employees' pension and retirement benefit expenses of consolidated subsidiaries using the simplified method are included.

In addition to the above employees' pension and retirement benefit expenses, premium on employees' retirement benefits was recognized as "Business restructuring expense" of special expenses, in the amount of ¥2,380 million ($20,158 thousand) for the year ended December 31, 2005. As for the years ended December 31, 2004 and 2003, such premium was recognized and included in "Business restructuring expense" of special expenses, in the amount of ¥912 million and ¥7,624 million, respectively.

Assumptions used for the years ended December 31, 2005, 2004 and 2003 were set forth as follows:

	December 31,		December 31,
	2005	2004	2003
Discount rate	Mainly 2.5%	Mainly 2.5%	2.5%
Expected rate of return on plan assets	Mainly 2.5%	Mainly 2.5%	Mainly 3.5%
Amortization of unrecognized prior service cost	Mainly 15 years	Mainly 15 years	15 years
Amortization of unrecognized actuarial differences	Mainly 15 years	Mainly 15 years	15 years

The estimated amount of all retirement benefits to be paid at the future retirement dates is allocated equally to each service year using the estimated number of total service years.

19. REVALUATION OF LAND

Kirin Beverage Corporation, a consolidated subsidiary, revalued land used for business on December 31, 2001 pursuant to the Law Concerning Land Revaluation (proclaimed on March 31, 1998) (the "Law") and related revision of the Law (effective March 31, 2001).

Due to revaluation of land in assets, the revaluation difference of the portion attributable to the interests held by the Company was accounted for as "Land revaluation difference" in shareholders' equity.

Revaluation was performed by adjusting the road rating pursuant to Article 2, Item 4 of the Enforcement Ordinance for the Law Concerning Revaluation Reserve for Land proclaimed on March 31, 1998. Where the road rating is not provided, adjusted valuation of real estate tax prescribed in Article 2, Item 3 of the Law was used.

	December 31,		December 31,
	2005	2004	2005
	(Millions of yen)		(Thousands of U.S. dollars) (Note 1)
Difference between the fair value and carrying amount of the revalued land	¥ 4,711	¥ 3,657	$ 39,904

Effective from the year ended December 31, 2004, the Company adopted the new accounting standard for impairment of fixed assets ("Opinion Concerning Establishment of Accounting Standard for Impairment of Fixed Assets" issued by the Business Accounting Deliberation Council on August 9, 2002) and "Implementation Guidance for the Accounting Standard for Impairment of Fixed Assets" (the Financial Accounting Standard Implementation Guidance No. 6 issued by the Accounting Standards Board of Japan on October 31, 2003).

Following the application of the new accounting standard, the Company reviewed the business plan on the above mentioned land. As a result, the Company revised the amount of "Land revaluation difference" and related deferred tax assets or liability.

20. SUBSEQUENT EVENTS

On March 30, 2006, at the annual shareholders' meeting, the shareholders of the Company resolved the following appropriations of retained earnings:

(a) Payment of cash dividends of ¥7.50 ($0.06) per share or total of ¥7,172 million ($60,747 thousand) to shareholders on record as of December 31, 2005.

(b) Payment of bonuses to directors and corporate auditors of ¥177 million ($1,503 thousand).

INDEPENDENT AUDITORS' REPORT

To the Shareholders and Board of Directors of Kirin Brewery Company, Limited

We have audited the accompanying consolidated balance sheets of Kirin Brewery Company, Limited and consolidated subsidiaries as of December 31, 2005 and 2004, and the related consolidated statements of income, shareholders' equity and cash flows for each of the three years in the period ended December 31, 2005, expressed in Japanese yen. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to independently express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in Japan. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Kirin Brewery Company, Limited and subsidiaries as of December 31, 2005 and 2004, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2005, in conformity with accounting principles generally accepted in Japan.

Without qualifying our opinion, we draw attention to the following.

(1) *As discussed in Note 2 (10) to the consolidated financial statements, effective from the year ended December 31, 2004, Kirin Brewery Company, Limited adopted the* accounting standard for impairment of fixed assets.

(2) As discussed in Note 2 (24) to the consolidated financial statements, effective January 1, 2005, Kirin Brewery Company, Limited changed its accounting method for rental income and expenses under which rental income and expenses are recorded as sales and cost of sales, respectively.

The U.S. dollar amounts in the accompanying consolidated financial statements with respect to the year ended December 31, 2005 are presented solely for convenience. Our audit also included the translation of yen amounts into U.S. dollar amounts and, in our opinion, such translation has been made on the basis described in Note 1 to the consolidated financial statements.

KPMG AZSA & Co.

Tokyo, Japan
March 30, 2006

KIRIN GROUP COMPANIES

Kirin Group includes 257 consolidated subsidiaries and 16 affiliates accounted for by the equity method. Key Group companies in Japan and overseas include the following:

Company name	Location	Main business	Paid-in capital (¥ million unless stated)	Percentage of holding	Established
DOMESTIC ALCOHOL					
Kirin Distillery Co., Ltd.	Shizuoka, Japan	Production of alcohol beverages	5,617	100	Aug. 1972
Eishogen Co., Ltd.	Tokyo, Japan	Production and sale of Chinese liqueurs	90	99.96	July 1948
Kirin Communication Stage Co., Ltd.	Tokyo, Japan	Merchandising of Kirin Products at volume outlets. On premise quality control and merchandising	10	100	Sept. 2002
Heineken Japan K.K.	Tokyo, Japan	Licensed production and domestic marketing of Heineken beer.	200	49	June 1983
Kirin Logistics Co., Ltd.	Tokyo, Japan	Distribution of Kirin products and general goods	504	99.21	Jan. 2000
Kirin Engineering Co., Ltd.	Kanagawa, Japan	Plant engineering for alcohol beverage, soft drink, food and pharmaceutical industries	1,000	100	Mar. 1988
Kirin Techno-System Corp.	Kanagawa, Japan	Development, manufacturing and sale of systems to improve efficiency in bottling, pharmaceuticals, automobile and other industries	1,590	100	Jan. 1990
Kirin City Co., Ltd.	Tokyo, Japan	Management of nationwide chain of beer pubs	100	100	May 1983
❶ Kirin Australia Pty. Ltd.	Western Australia, Australia	Production of high-quality malt	AUS$12M	100	June 1976
beer Style 21 Inc.	Tokyo, Japan	Development and marketing of new brand beer	30	100	July 2002
OVERSEAS ALCOHOL					
❶ Kirin Brewery of America, LLC	California, U.S.A.	Kirin brand beer business in the United States	US$13M	90	June 1996
❷ Four Roses Distillery LLC	Kentucky, U.S.A.	Production of Four Roses bourbon	US$60M	100	Sept. 2001
❸ Raymond Vineyard & Celler, Inc.	California, U.S.A.	Production and sale of wine	US$21.7M	100	May 1971
❹ Kirin Europe GmbH	Dusseldorf, Germany	Kirin brand beer business in Europe	EUR 76,694	100	Aug. 1991
❺ Lion Nathan Limited	Sydney, Australia	Production and sale of beer in Australia	AUS$436.1M	46.13	1860
❻ San Miguel Corporation	Metro Manila, Philippines	Production and sale of beer and food products mainly in the Philippines	PHP 109,143M	20.02	1890
❼ Taiwan Kirin Co., Ltd.	Taipei, Taiwan	Import and sale of Kirin brand beer, sake	TW$60M	100	May 1988
❽ Kirin (China) Investment Co., Ltd.	Shanghai, China	Management of alcohol beverages business in China; sale of Kirin brand beer in Yantze River Delta	RMB 657.1M	100	Dec. 2004
❾ Kirin Brewery (Zhuhai) CO., LTD.	Zhuhai, China	Production and sale of beer in Pearl River Delta; production base for Kirin Group in Asia	US$74M	40 (Kirin (China) Investment holds 60%)	Dec. 1996
❿ Dalian Daxue Brewery Co., Ltd.	Dalian, China	Production and sale of beer in Northeast China	RMB 150.3M	3.79 (Kirin (China) Investment holds 21.21%)	Aug. 2001
SOFT DRINKS					
Kirin Beverage Corporation	Tokyo, Japan	Development, production and marketing of soft drinks	8,416.5	59.37	Apr. 1963
Kinki Coca-Cola Bottling Co., Ltd.	Osaka, Japan	Production and sale of Coca-Cola products in Osaka, Kyoto and Hyogo	10,948	41.19	Sept. 1960
① Coca-Cola Bottling Company of Northern New England, Inc.	New Hampshire, U.S.A.	Manufacture and sale of Coca-Cola products and other soft drinks in six states in the New England region	US$930M	100	May 1977
PHARMACEUTICALS					
❶ Gemini Science, Inc.	California, U.S.A.	R&D of pharmaceuticals	US$0.1M	100	Sept. 1988
❷ Kirin Kunpeng (China) Bio-Pharmaceutical Co., Ltd.	Shanghai, China	Manufacture and sale of G-CSF and EPO in China	US$29.8M	70	June 1997
❸ Kirin Pharmaceutical (Asia) Co., Ltd.	Hong Kong	Sale of Aranesp, Busulfex and Renagel	HK$6M	100	Aug. 1993
❹ Kirin Pharmaceuticals Co., Ltd	Taipei, Taiwan	Sale of G-CSF, Aranesp, and Busulfex	TW$12.45M	100	Apr. 1992
❺ Jeil-Kirin Pharmaceutical Inc.	Seoul, South Korea	Sale of G-CSF, Aranesp, Busulfex, and Renagel	KRW 2,200M	90	May 1991
❻ Kirin-Amgen, Inc.	California, U.S.A.	R&D and licensing of pharmaceutical products	US$10M	50	May 1984
❼ Kirin Pharmaceutical Singapore Pte., Ltd.	Singapore	Sale of pharmaceutical products in Singapore	S$1M	100	Mar. 2005
❽ Kirin Pharmaceutical (Thailand) Co., Ltd	Bangkok, Thailand	Sale of pharmaceutical products in Thailand	THB 100M	100	June 2005
❾ Hematech, LLC	South Dakota, U.S.A.	R&D of human polyclonal antibodies	—	98.07	June 1998
HEALTH FOODS AND FUNCTIONAL FOODS					
Kirin Well-foods Co., Ltd.	Tokyo, Japan	Manufacture and sale of health food products	1,200	100	Dec. 2003
Takeda-Kirin Foods Corp.	Tokyo, Japan	Manufacture and sale of seasonings and food additives	5,000	66	Apr. 2002
Cosmo Foods Co., Ltd.	Tokyo, Japan	Manufacture and sale of natural seasonings, health food ingredients	52.1	34.07	Nov. 1969

Kirin Overseas



Read more about our Asia and Oceania business on page 4.

Company name	Location	Main business	Paid-in capital (¥ million unless stated)	Percentage of holding	Established
AGRIBIO					
Kirin Green and Flower Co., Ltd.	Tokyo, Japan	Domestic sale of proprietary carnations, petunias and related products	30	91	Nov. 2001
Verde Co., Ltd.	Aichi, Japan	Production and sale of flowers, vegatables, etc.	98	27.45	Jan. 1975
Tokita Seed Co., Ltd.	Saitama, Japan	Development of tomato, onion, komatsuna varieties and sale of seedlings	148	24.7	Nov. 1947
Japan Potato, Corp.	Tokyo, Japan	Sale of potato varieties, seeds and vegatables	65	93	Mar. 2000
(1) Kirin Agribio EC	De Lier, Netherlands	Agribio business in Europe	EUR18M	100	Nov. 1993
(2) Kirin Agribio Shanghai Co., Ltd.	Shanghai, China	Production of seedlings and management of royalties in China	RMB 5M	100	Apr. 2004
(3) Qingdao International Seeds Co., Ltd.	Qingdao, China	Breeding of vegetable seeds and production and sale of seeds and seedlings	RMB 2.99M	45	May 1990
REAL ESTATE					
Kirin Building Management Co., Ltd.	Tokyo, Japan	Management and real estate brokerage of leased offices, company housing and welfare facilities	10	50 *(Kirin Lease holds 50%)*	Aug. 1976
OTHER					
Nagano Tomato Co, Ltd.	Nagano, Japan	Manufacture and sale of ketchup, tomato juice, etc.; manafacture of Kirin Beverage brand soft drinks	711	33.05 *(Kirin Beverage holds 10.9%)*	Apr. 1957
Yonekyu Corp.	Shizuoka, Japan	Production and sale of meat, processed meat, prepared foods, beer, other	8,634	19.83	Dec. 1965
Kirin Plaza Co., Ltd.	Miyagi, Japan	Management of sports club	200	100	Mar. 1984
Kamakura Kaihin Hotel Co., Ltd.	Kanagawa, Japan	Management of membership tennis club	19.6	91.43	Mar. 1916
(1) Indústria Agrícola Tozan Ltda.	Sao Paulo, Brazil	Production and sale of sake and food products in Brazil	BRR 1,000	88.41	Nov. 1934
Yokohama Arena Co., Ltd.	Kanagawa, Japan	Management of large event hall in Yokohama	10,000	53.85	Nov. 1986
Tsurumi Warehouse Co., Ltd.	Kanagawa, Japan	Warehouse operations specializing in hazardous materials and frozen goods	40	100	Dec. 1947
Kirin International Trading Inc.	Tokyo, Japan	Food and beverage export and import; importing of malt from Australia	100	100	June 1979
Yokohama Akarenga Inc.	Kanagawa, Japan	Management of commercial premises in landmark brick building	2,090	71.77	July 2000
GROUP SERVICES					
Kirin Business System Co., Ltd.	Tokyo, Japan	Development and management of IT systems	50	50 *(Kirin Beverage holds 10.9%)*	May 1988
Kirin & Communications Co., Ltd.	Tokyo, Japan	PR activities, centered on management of customer facilities at factories, theme parks	50	100	Feb. 1988

Glossary of Japanese Alcohol Categories

LOW ALCOHOL BEVERAGES

A collective term used for alcohol beverages with less than 10% alcohol content, including beer, happo-shu, new genre, and chu-hi.

HAPPO-SHU

Unique to Japan since first produced in 1994, with around 5% alcohol content. Brewed with lower content of malt than beer, thus attracting a lower rate of liquor tax, and retails at major convenience stores for around 145 yen for a 350ml can, compared to around 200 yen for the equivalent can of beer. Happo-shu accounted for 27.8% of the total beer + happo-shu + new genre market by sales volume in 2005.

NEW GENRE

First sold in Japan in 2003, with around 5% alcohol content. Taxed at a lower rate under the Japanese liquor tax law than either beer or happo-shu, due to using different ingredients such as soy protein instead of malt. Retails at major convenience stores for around 130 yen for a 350ml can. New genre products accounted for 15.9% of the total beer + happo-shu + new genre market by sales volume in 2005.

CHU-HI

A sparkling, distilled liquor with fruit juice, with around 5-7% alcohol content. Differs from the RTD (ready to drink) cocktails of overseas markets in that chu-hi has been a staple of the Japanese market for more than 25 years, it is sold primarily in cans, and more than 90% of sales are for home consumption. Industry sales have grown dramatically, headed by market leader *Kirin Chu-hi Hyoketsu*, since Kirin 'reinvented' the category in 2001, Retails at around 140–150 yen for a 350ml can.

SHOCHU

A clear, grain-based distilled liquor with around 25% alcohol content. Sold on premises and for home consumption.

SAKE

Traditional Japanese drink made from polished rice, with around 15% alcohol content. Produced in Japan for more than 2,000 years. Industry volumes have been gradually falling as consumer tastes diversify.

Note: *Retail prices are indicative only*

JAPANESE LIQUOR TAX

On May 1, 2006 tax rates on most product categories were revised as part of an ongoing government review of the liquor tax regime, as follows:

Category	Type	Revised tax per liter of product (May 1, 2006)	Previous tax per liter of product	Increase (decrease) per standard retail unit
Carbonated liquors	Beer	¥220.0	¥222.0	(¥0.7) per 350ml can
	Happo-shu	¥134.3	¥134.3	Nil
	New Genre	¥80.0	¥69.1	¥3.8 per 350ml can
	Chu-hi	¥80.0	¥79.4	¥0.2 per 350ml can
Brewed liquors	Sake	¥120.0	¥140.5	(¥20.5) per liter
	Wine	¥80.0	¥70.5	¥9.5 per liter
Distilled liquors	Shochu (25%)	¥250.0	¥248.1	¥1.9 per liter
	Whisky (40%)	¥400.0	¥409.0	(¥9.0) per liter
Blended liquors	Liqueurs (12%)	¥120.0	¥119.1	¥1.0 per liter

Alcohol beverages in Japan have for some time been taxed under a complicated system based on the types of ingredients used and the percentage of alcohol in each product. This means that beer, happo-shu and new genre products are taxed at different rates because of the differing amounts of malt they contain, even though they have similar alcohol content. Under the current revisions, the government has reduced the number of categories to four, down from ten, and over the long term may gradually narrow the tax differences within each category. Although these revisions may have a slight effect on new genre sales, firm growth is expected to continue with no significant impact on overall industry volumes.

Retail prices and tax component


250
200
150
100
50
0
¥ per 350ml can
● Non-tax portion
○ Tax
¥197
¥145
¥129
¥141
Beer
Happo-shu
New genre
Chu-hi

Note: *Retail prices at major convenience stores, indicative only*

Notes: *Not all categories are shown. All figures exclude consumption tax and are rounded. The relative tax rates are based on the liquor tax revisions effective May 1, 2006. Data is sourced from the National Tax Office Liquor Division.*

Trends in taxed shipments by alcohol beverage category

Source: Kirin estimates



Shochu group A
Shochu group B
Wine
Whiskey
Spirits
Liqueurs (mainly chu-hi)
Sake (right axis)
Beer (right axis)
Happo-shu, new genre (right axis)
Thousand kilolitres
0
100
200
300
400
500
600
700
800
900
Thousand kilolitres
0
1,000
2,000
3,000
4,000
5,000
6,000
7,000
8,000
9,000
1962
1964
1966
1968
1970
1972
1974
1976
1978
1980
1982
1984
1986
1988
1990
1992
1994
1996
1998
2000
2002
2004
2006
2008
2010
(forecasts)

Global beer consumption by region

Source: Kirin data. Figures for Japan include happo-shu and new genre.



Ten thousand kilolitres
0
1,000
2,000
3,000
4,000
5,000
02 03 04
Japan
China
Asia ex-Japan
Asia
Europe
North America
Central America
Africa
Middle East
Oceania

Adult population in Japan by age group


Millions of people
120
100
80
60
40
20
0
80–
70–79
60–69
50–59
40–49
30–39
20–29
Above line: 60+ population
1950
1960
1970
1980
1990
2000
2010
2020

Source: METI, National Institute of Population and Social Security Research — Population Projections for Japan - 2001–2050

Nominal GDP in Japan

Source: METI


Trillions of yen
600
500
400
300
200
100
0
1970
1971
1972
1973
1974
1975
1976
1977
1978
1979
1980
1981
1982
1983
1984
1985
1986
1987
1988
1989
1990
1991
1992
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004
2005E

Alcohol sales in Japan by channel

Source: Kirin estimates



27.5%
SM
26.2%
Gen. Liquor Shops
11.5%
CVS
11.3%
DS
23.5%
2005

- **SM (supermarkets)** *Increasingly important volume retailer.*
- **CVS (convenience stores)** *Most now licensed. CVS network in Japan has become very dense.*
- **DS (discount stores)** *Volume retailer retaining around 25% of the market.*
- **General Liquor Shops** *Neighborhood stores—market share has declined steeply.*
- **Commercial Premises** *The largest market segment. Includes sales at bars, restaurants, etc.*



26.3%
24.4%
11.5%
13.1%
24.8%
2004
25.4%
21.1%
10.9%
18.4%
24.2%
2003
25.1%
19.9%
10.9%
19.9%
25.1%
2002
26.3%
17.4%
11.0%
21.4%
25.0%
2001
20.3%
17.0%
10.0%
25.7%
27.1%
2000
23.6%
15.1%
9.6%
24.2%
27.5%
1999
21.0%
12.6%
9.2%
29.9%
27.3%
1998
20.5%
8.8%
9.6%
35.2%
25.8%
1997
20.4%
7.8%
10.2%
36.8%
24.7%
1996

Alcohol beverage distribution system in Japan



Plant
Licensed wholesalers
Distribution center
Licensed retail outlets
Consumers
Bars and Restaurants

Beer, happo-shu and new genre sales in Japan by container type


100
80
60
40
20
0
Percentage
12% 13% 13% 15% 15% 16% 17% 17% 17% 18% 18%
46% 50% 52% 54% 57% 58% 61% 63% 65% 65% 67%
42% 37% 35% 31% 28% 26% 22% 20% 18% 17% 15%
95 96 97 98 99 00 01 02 03 04 05
● Bottle ● Can ● Keg, tank

Source: Kirin estimates

Soft drink sales by container type


100
80
60
40
20
0
Percentage
17% 18% 18% 17% 20% 19% 18% 18%
32% 35% 38% 42% 43% 47% 49% 50%
51% 47% 44% 41% 37% 34% 33% 32%
99 00 01 02 03 04 05 06
(Est.)
● Can ● Other
● PET

Source: Kirin estimates

Soft drink sales by channel


100
80
60
40
20
0
Percentage
44% 44% 41% 39% 39% 39% 39% 38%
20% 20% 21% 21% 21% 21% 20% 20%
24% 25% 26% 27% 27% 27% 28% 29%
99 00 01 02 03 04 05 06
(Est.)
● Volume retailers ● Convenience stores
● Vending machines ○ Other

Source: Kirin estimates

INVESTOR INFORMATION

KIRIN BREWERY COMPANY, LIMITED

HEAD OFFICE
10-1 Shinkawa 2-chome, Chuo-ku
Tokyo 104-8288, Japan
Tel: +81-3-5540-3411
Fax: +81-3-5540-3547

BREWERIES AND OTHER FACILITIES
11 Breweries
1 Pharmaceutical Plant

FURTHER INFORMATION
Kirin Brewery Company, Limited
Corporate Communications & IR Group
IR Section
Tel: +81-3-5540-3455
Fax: +81-3-5540-3550
e-mail: ir@kirin.co.jp
URL: http://www.kirin.co.jp

DATE OF INCORPORATION
February 23, 1907

PAID-IN CAPITAL
¥102,045 million

AUTHORIZED SHARES
1,732,026,000

OUTSTANDING SHARES
984,508,387

NUMBER OF SHAREHOLDERS
146,142

NUMBER OF EMPLOYEES
5,192

GENERAL MEETING OF SHAREHOLDERS
March 30, 2006

STOCK LISTINGS
Tokyo, Osaka, Nagoya, Fukuoka, Sapporo, London

TICKER SYMBOLS
Stock exchanges in Japan: 2503
ADR: KNBWY

TRANSFER AGENT
Mitsubishi UFJ Trust and Banking Corporation
Corporate Agency Division
7-7 Nishi-Ikebukuro 1-chome, Toshima-ku,
Tokyo 171-8508, Japan
Tel: +81-3-5391-1900

MAJOR SHAREHOLDERS *(as of December 31, 2005)*	Percentage of total shares outstanding
Meiji Yasuda Life Insurance Company	4.44%
The Bank of Tokyo-Mitsubishi, Ltd.	3.56
Moxley and Company	3.45
Japan Trustee Service Bank Ltd. *(Trust account)*	3.35
State Street Bank and Trust Company	2.78
The Master Trust Bank of Japan, Ltd. *(Trust account)*	2.43
Isono Shokai, Limited	2.36
Mellon Bank Treaty Clients Omnibus	1.95
Shinsei Bank, Limited	1.56
The Nomura Trust and Banking Co., Ltd. *(Retirement Benefit Trust for the Mitsubishi Trust and Banking Corporation)*	1.18

Monthly share price range & trade volume *Tokyo Stock Exchange*



¥1,800
¥1,600
¥1,400
¥1,200
¥1,000
¥800
¥600
Share price
¥18,000
¥16,000
¥14,000
¥12,000
¥10,000
¥8,000
¥6,000
Nikkei 225 average
Nikkei 225 average (right scale)
Share price (left scale)
2001
2002
2003
2004
2005
2006
Trading volume
80
60
40
20
0
Millions of share

*Simple average of monthly highs and lows

KIRIN

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Trademark of American Soybean Association

Printed in Japan with soy ink on recycled paper.